Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

June 18, 2020

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find an amendment to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for New York Stock Exchange LLC ("NYSE"), NYSE American LLC, NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc., and NYSE National, Inc. (collectively, the "Exchanges").

The Exchanges are each filing an Exhibit F containing an updated Session Request Form Pillar Native Gateway, which was revised to remove certain text from the header under the section entitled 'Session Request Form - Pillar Native Gateway'.

Additionally, NYSE and NYSE Arca are each filing an Exhibit H containing an updated Fee Schedule, and NYSE Arca is filing three new supplemental listing forms.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary at (212) 656-2938 or martha.redding@theice.com.

Sincerely,

Martha Redding

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/18/20	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: New York Stock Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005
3. Provide the applicant's mailing address (if different):
   N/A

20012199

4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/14/05 (b) State/Country of formation: New York

   (c) Statute under which applicant was organized: New York Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/18/20 (MM/DD/YY) New York Stock Exchange LLC (Name of applicant)

By: Martha Redding Digitally signed by Martha Redding Date: 2020.06.18 17:29:37 -04'00' (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ____________________ (Notary Public)

My Commission expires _______________ County of _________________ State of _________________________

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, New York Stock Exchange LLC is making this filing without a notarization.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NEW YORK STOCK EXCHANGE LLC

June 2020

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2020

EXHIBIT F

A complete set of the New York Stock Exchange LLC's forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

NYSE Master User Agreement

NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform"). This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Note: Please provide a signature page for each entity selected.

User: ______________________ CRD #: __________

Business Address: ______________________

City: ______________ State: ________ Zip Code: __________

Contact Name: ______________ Telephone: ______________

Email: ______________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (*e.g.*, Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE American and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

2. Rights and Obligations

(a) Access. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE, though User may distribute derivative works it has created under the license set forth in this Section 2(a) as a stand-alone commercial service.

(b) Restrictions on Use; Security. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) User Information. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, non-assignable and non-transferable (except in both cases as set forth in Section 11), world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law. Except as set forth in this Section 2(c), the parties agree that this Agreement does not grant NYSE any license with respect to User's technology, patents, copyrights, or any other intellectual property.

(d) Fees. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) Order Designation. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) Market Data. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(e) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

(g) Reverse Engineering. NYSE shall not reverse engineer, decompile, disassemble, or otherwise attempt to derive User's proprietary trading strategies, including algorithms used by User.

3. Compliance

(a) Compliance with the Rules and Law. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

(b) Monitoring. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) Integrity of the Platform. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

(d) Indemnity. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement; (ii) NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (iii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or misuse of the information and data received during the term of this Agreement from the Platform, except in all cases (i)-(iii) to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud, breach of this User Agreement or where the Rules provide for liability on the part of NYSE. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data, name, trade name, trademarks and service marks.

6. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). Except as set forth in this User Agreement, the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement. User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(d) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

(e) Non-attribution. NYSE shall not disclose data that directly or indirectly identifies User except: i) when NYSE has received User's prior, written consent; ii) when allowed by the Rules (other than Rules for market data products) or required by law, regulation or government rule; iii) restricted access on a delayed, aggregated basis of an issuer's securities to employees of that issuer that are not trading and dealing personnel; or (iv) as part of post-trade information customarily provided to parties to a trade in equity options.

7. Disclaimer of Warranty

THE PLATFORM AND ANY CONNECTIVITY TO THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages

NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement (except for the perpetual license in Section 2(a)), the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may, in accordance with the requirements of the Securities Exchange Act of 1934, assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to an affiliate, successor or acquiring entity upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

NYSE USER AGREEMENT (CONTINUED)

(j) NYSE may further amend the provisions of this User Agreement on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. NYSE may amend the Connectivity Questionnaire and Session Request Form effective immediately upon posting to www.nyse.com. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:

____

(Company Name)

By (Signature): _______________________________

Name: _______________________________

Title: _______________________________

Date: _______________________________

Accepted on behalf of NYSE:

Entity: _______________________________

By (Signature): _______________________________

Name: _______________________________

Title: _______________________________

Date: _______________________________

With Notices To:

User Name: _______________________________

Contact Name: _______________________________

Address: _______________________________

City, State, Zip: _______________________________

Email: _______________________________

NYSE

Attention: Client Relationship Services

353 N. Clark Street, 31st Floor

Chicago, IL 60654

crs@nyse.com

NYSE Master User Agreement

Additional Platform Agreement

Several NYSE Entities operate markets for options and equities (each, a "Platform"). User, as identified below, has already entered into a Master User Agreement with at least one NYSE Entity. User would now like to enter into a User Agreement with the NYSE Entity(ies) indicated below for access to the additional Platform(s) selected below. Any User Agreement entered into by means of this Additional Platform Agreement form is a separate User Agreement and incorporates all the terms and conditions of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with the terms of the Master User Agreement.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Name of Applicant Broker-Dealer: ______________________ CRD #: ______________

Business Address: ______________________________________

City: ______________ State: ______________ Zip Code: ______________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

Contact Name: ______________________ Title" ______________________

Phone: ______________________ Email: ______________________

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:		**Accepted on behalf of NYSE:**	
______________________ (Company Name)		______________________ (Entity)	
By (Signature):	______________	By (Signature):	______________
Name:	______________	Name:	______________
Title:	______________	Title:	______________
Email:	______________	Email:	crs@nyse.com
Date:	______________	Date:	______________

New York Stock Exchange LLC ("NYSE" or the "Exchange") Supplemental Liquidity Provider Market Maker Application

Instructions: In order to ensure your Firm's participation in NYSE's Supplemental Liquidity Provider Market Maker ("SLMM") program and that only employees of your Firm have access to NYSE facilities and systems using your Firm's connection, the completion of this questionnaire is required prior to SLMM approval.

See NYSE Rule 107B for full definition of terms and requirements of the SLMM program.

1. Customer Information

Name of Member Organization ("Firm")	
Member Organization Web CRD #	
Business Address	
Business Contact	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Please provide the MPID that will be used for the SLMM program.	
Please designate a four character MMID that will be dedicated for the SLMM program, and populated in your messaging per the Pillar Specs available at www.nyse.com/pillar	
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE connectivity, please provide the name of the technology provider.	

Please provide the below information on a separate attachment:

Describe the current business structure of the division within your Firm that will become an SLMM.
Provide an overview of your trading technology infrastructure and operational support structure. Please include whether your Firm will be Co-Locating your Firm's servers and the type of connection you will use (e.g. CMS or CCG) to the NYSE systems.
Include any documentation that will demonstrate your Firm's ability to meet the 10% quoting requirement in your assigned securities pursuant to NYSE Rule 107B.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at *crs@nyse.com*.

New York Stock Exchange LLC ("NYSE" or the "Exchange") Supplemental Liquidity Provider Application

Instructions: In order to ensure your Firm's participation in the NYSE Supplemental Liquidity Provider ("SLP-Prop") program and to ensure that connectivity is established between the NYSE and your Firm, and that only employees of your Firm have access to NYSE facilities and systems using your Firm's connection, the completion of this questionnaire is required prior to SLP-Prop approval.

See NYSE Rule 107B for full definition of terms and requirements of the SLP-Prop program.

1. Customer Information

Name of Member Organization ("Firm")	
Member Organization Web CRD #	
Business Address	
Business Contact	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Please provide the MPID(s) that will be used for the SLP program.	
Please designate a four character MMID (may have one per MPID) that will be dedicated for the SLP program, and populated in your messaging per the Pillar Specs available at www.nyse.com/pillar	
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE connectivity, please provide the name of the technology provider.	

Please provide the below information on a separate attachment:

Describe the current business structure of the division within your Firm that will become an SLP-Prop.
On a separate attachment, provide an overview of your trading technology infrastructure and operational support structure.
Include any documentation that will demonstrate your Firm's ability to meet the 10% quoting requirement in your assigned securities pursuant to NYSE Rule 107B.

3. Regulatory Questions

Attach within your Written Supervisory Procedures (WSPs) to demonstrate there are adequate information barriers in place between the SLP-Prop unit and your Firm's customer, research and investment banking businesses, where applicable.
If your Firm operates a Designated Market Making (DMM) business on the NYSE, attach your WSPs to demonstrate that the SLP-Prop business will be managed and operated in compliance with NYSE Rule 112 and related federal securities laws and rules concerning off-Floor orders.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at *crs@nyse.com.*

New York Stock Exchange LLC
Trading License Application

TRADING LICENSE

A Trading License is required to effect transactions on the floor of the New York Stock Exchange (the "Exchange") or through any facility of the Exchange. The Trading License is billed monthly and pro-rated for the amount of time remaining for the year. Applicable fees are available on the Exchange's website and at the following link: https://www.nyse.com/markets/nyse/trading-info/fees

To terminate an existing Trading License please email Client Relationship Services at crs@nyse.com.

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________ CRD: ______________________

Primary Contact Name: ______________________ Title: ______________________

Phone: ______________________ Email: ______________________

Billing Contact Name: ______________________

Billing Address: ______________________

City: ______________________ State: __________ Zip: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED WITH TRADING LICENSE (Check all that apply)

☐ Designated Market Maker (DMM)

☐ Floor Broker (FB)

☐ Electronic Access Firm (EAF)

AUTHORIZED ACKNOWLEDGEMENT

The undersigned Member Organization understands and agrees that:

In the event this application is accepted, the undersigned will make timely payment of all amounts due in connection with the acquisition and holding of a Trading License as prescribed in Rule 300.

The Rules of the Exchange may be reviewed at www.nyse.com. As holder of a Trading License, the undersigned agrees to comply with such Exchange rules, Federal Securities Rules and Regulations, and that it will be subject to the jurisdiction of the Exchange.

______________________ ______________________

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor | Date

______________________ ______________________

Print Name of Authorized Signatory | Title

______________________ ______________________

Phone Number of Authorized Signatory | Email Address

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

AP Form

New York Stock Exchange LLC and/or NYSE American LLC

This Form is to be completed by an entity registering as an "approved person" with New York Stock Exchange LLC ("NYSE") and/or NYSE American LLC ("NYSE American").

Instructions

Prior to completing this AP Form ("Form"), the entity registering as an "approved person" ("Applicant") should be familiar with the rules of the NYSE and/or NYSE American, as relevant, (individually, an "Exchange," and collectively, the "Exchanges"), particularly those rules relating to approved persons, ("Approved Person") including but not limited to NYSE Rule 2, NYSE Rule 304, NYSE American Rule 310, and NYSE American Rule 311.

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the relevant Exchange(s) and FINRA.
  - A new Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new Approved Person).
  - The elimination of an existing Approved Person should be provided to the relevant Exchange(s) and FINRA in writing (email is acceptable).
  - Notification of changes should be provided to the relevant Exchange(s) (crs@nyse.com) and FINRA (pendingmember@finra.org) within 30 days.
- Please refer to Information Memo 12-10: https://www.nyse.com/publicdocs/nyse/markets/nyse/information_memo_12-10_amendments_of_approved_persons.pdf

For Applicants associated with firms seeking Exchange membership, please email a signed and completed copy of the Form to Client Relationship Services at crs@nyse.com.

For Applicants associated with existing Exchange member organizations, please email a signed and completed copy of the Form to FINRA, Regulatory Review and Disclosure Department at pendingmember@finra.org.

Section I

Exchange Registration(s) applying for: ☐ NYSE ☐ NYSE American

1. Full name of the AP Applicant Entity: ____________________

2. If applicable, Web CRD # of the Applicant: ____________________

3. Full name and Web CRD # of the Member Organization or pending Member Organization with which the AP Applicant is or will be associated:

   Member Organization:____________________ Web CRD#: ____________________

4. Approved Person status is requested pursuant to the rules of the relevant Exchange(s) because the Applicant:
   - ☐ *controls* the Member Organization
   - ☐ is engaged in a *securities or kindred business* and is *controlled* by the Member Organization
   - ☐ is a U.S. registered broker-dealer and is *under common control* with the Member Organization

5. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?
   - ☐ Yes
   - ☐ No

   If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the relevant Exchange(s) by sending notification to FINRA at disclosurereviewong@finra.org – see Rules 304 and 4530.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange(s) to provide any information concerning or relating to the Member Organization and agrees that the Exchange(s) has(ve) no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange(s), nor any investor, officer, trustee, agent, nor employee of said Exchange(s) shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange(s) and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange(s) reserves the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange(s) as would at any time apply to an Approved Person as such term is defined in the Rules of the Exchange(s).

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange(s) with such information with respect to the Applicant's relationship and dealings with its affiliated Member Organization as the Exchange(s) may require, to supply the Exchange(s) with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange(s) or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange's(s') disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934).

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but has retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange(s), in writing.

Signature: ____ Date: ______________________
(A Duly Authorized Executive Officer, Senior Partner, Managing Member or equivalent of the Applicant)

Printed Name: ____

Title: ____

Web CRD# (if applicable): ____

Membership Application for New York Stock Exchange LLC[1] and NYSE American LLC

[1] NYSE membership permits the Applicant Firm, upon approval of membership, to participate in the NYSE Bonds platform.

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for New York Stock Exchange LLC (“NYSE”) and/or NYSE American LLC (“NYSE American”) membership, an Applicant Firm must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository (“Web CRD®”).

Application Submission
Applicant Firm must complete and submit all applicable materials addressed within the application as well as the additional required documentation noted in Section 6 of the application.

Application and supplemental materials should be sent electronically to crs@nyse.com. Please ensure all attachments are clearly labeled.

NYSE Applicant Firm pays one of the below application fees (one-time fee and non-refundable):

Clearing Firm	$20,000 (Self-Clearing firm or Clears for other firms)
Introducing Firm	$ 7,500 (All other firms fall within this category)
Non-Public Firm	$ 2,500 (On-Floor firms and Proprietary firms)

Kindly make check payable to “NYSE Market (DE), Inc.” and submit the check with your initial application. Please contact crs@nyse.com for the mailing address to send a check or for instructions to wire the application fee.

Note: Applicant Firm must address all information and questions contained in this application. To the extent Applicant Firm believes a particular item or subject matter requested in the application is not relevant to its business, Applicant Firm must so indicate.

NYSE and NYSE American (individually and collectively referred to as the “Exchange,” as relevant) have retained the Financial Industry Regulatory Authority (“FINRA”) to perform certain regulatory services for a broker or dealer seeking membership with this application. All application materials sent to the Exchange will be reviewed by the Exchange’s Client Relationship Services (“CRS”) Department for completeness. The applications are then submitted to FINRA who performs the application review. All applications are confidential and non-public. The Exchange’s CRS Department and FINRA may request Applicant Firms to submit documentation in addition to what is requested in the application during the application review process.

Each Applicant Firm is required to update information submitted as part of this application process that becomes inaccurate or incomplete during the pendency of the application and may be required to provide additional information as requested by FINRA or the Exchange’s CRS Department. Each Applicant Firm shall promptly notify their FINRA Regulatory Coordinator and the Exchange’s CRS Department in writing of any change in ownership or material change in business. If applicable, reflect such changes through any required filings with Web CRD® or make other notifications and submissions as otherwise required.

If you have questions on completing the application, you may direct them to:

NYSE - Client Relationship Services
Email: crs@nyse.com
Phone: 1.212.896.2830

APPLICATION PROCESS (Continued)

Application Process

Following submission of the application, fees and supporting documents to the Exchange, the application will be reviewed for accuracy and completeness. The Exchange will submit the application to FINRA for review.

- Applicants may be subject to disciplinary action if false or misleading answers are given.
- If applying for NYSE membership only and an NYSE Equity Trading License or NYSE Bond Trading License is not activated within six months of approval of the Application, Applicant Firm should reapply for membership or complete the application for Regulated Only Membership. Applicant Firm will be asked to complete an NYSE Trading License or NYSE Bond Trading License upon approval of the application.
- Upon approval as a NYSE American member firm Applicant Firm will become an Equity Trading Permit Holder (ETP Holder).
- If review of Statutory Disqualification Disclosure information or a background investigation indicates that Applicant Firm has an associated person(s) with a possible statutory disqualification, FINRA may contact Applicant Firm to discuss the statutory disqualification process.
- If it appears that Applicant Firm has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, Applicant Firm may be contacted by FINRA for further information.
- CRS will promptly notify Applicant Firm, in writing, following the membership decision.
- To determine the most beneficial connectivity option, Applicant Firm should consult with an NYSE Relationship Manager or CRS Account Manager. The Exchange's CRS Department, Connectivity and Operations teams will then coordinate the connectivity between Applicant Firm and the Exchange, once Applicant Firm is approved for membership.
- Once connectivity is established, the Exchange will inform Applicant Firm of Applicant Firm's ability to trade.

INFORMATION AND RESOURCES

NYSE Rules:
http://nyserules.nyse.com/nyse/rules/

NYSE American Rules:
https://www.nyse.com/regulation/nyse-american/rules-and-disciplinary-actions

Rule Filings:
https://www.nyse.com/regulation/rule-filings

NYSE Rule Interpretations:
https://www.nyse.com/regulation/rule-interpretations

NYSE Information Memos :
https://www.nyse.com/regulation/rule-interpretations?documentType=Information%20Memo

NYSE Membership:
https://www.nyse.com/markets/nyse/membership

NYSE American Membership:
https://www.nyse.com/markets/nyse-american/membership

EXPLANATION OF TERMS

For purposes of this application, the following terms have the following meanings:

Applicant Firm – the Broker-Dealer organization applying for Exchange membership.

Approved Person – any person, other than a member, principal executive or employee of a member organization, who controls a member organization, is engaged in a securities or kindred business that is controlled by a member or member organization, or is a U.S. registered broker-dealer under common control with a member organization.

Central Registration Depository System ("Web CRD®") – Operated by FINRA, Web CRD is the central licensing and registration system for the U. S. securities industry and its regulators. It contains the registration records of registered Broker-Dealers and the qualification, employment and disclosure histories of registered individuals.

Control – means the power to direct or cause the direction of the management or policies of a person whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person, directly or indirectly, **(i)** has the right to vote 25 percent or more of the voting securities, **(ii)** is entitled to receive 25 percent or more of the net profits, or **(iii)** is a director, general partner or principal executive (or person occupying a similar status or performing similar functions) of the other person. Any person who does not so own voting securities, participate in profits or function as a director, general partner or principal executive of another person shall be presumed not to control such other person. Any presumption may be rebutted by evidence, but shall continue until a determination to the contrary has been made by the Exchange.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a member of more than one SRO. Every Broker-Dealer is assigned a DEA, who is responsible for examining the Broker-Dealer for compliance with financial responsibility rules.

"Engaged in a securities or kindred business" – means "transacting business generally as a broker or dealer in securities, including but not limited to, servicing customer accounts or introducing them to another person." (The term "broker", "dealer" and "securities" are defined in section 3(a) of the Securities Exchange Act of 1934) This definition is not dependent upon whether the "broker" or "dealer" is registered, as such, with the Securities and Exchange Commission. Provided, it would not include a person who acts exclusively as an "investment adviser" or as a "futures commission merchant" and who does not otherwise act as a "broker" or "dealer" in securities.

ETP or ETP Holder – an Equity Trading Permit issued by NYSE American for effecting approved securities transactions on the NYSE American's cash equity Pillar trading platform. An ETP may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer, pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by NYSE American as a member organization.

Financial Industry Regulatory Authority ("FINRA") - The Financial Industry Regulatory Authority (FINRA) is a self-regulatory organization (SRO) (see below) that regulates the activities of U.S. broker-dealers and performs market regulation pursuant to its own statutory responsibility and under contract for certain exchanges.

NYSE American LLC ("NYSE American") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934. NYSE American is also a Self -Regulatory Organization.

New York Stock Exchange LLC ("NYSE") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934.

Person – a natural person, corporation, limited liability company, partnership, association, joint stock company, trust, fund or any organized group of persons whether incorporated or not.

Retail Member Organization ("RMO") – a NYSE member organization (or a division thereof) that has been approved by the Exchange to submit Retail Orders (agency orders or riskless principal orders that meet the criteria of FINRA Rule 5320.03 and that originate from a natural person) and qualifies by either conducting a retail business or handling retail orders on behalf of another broker-dealer.

Self-Regulatory Organization ("SRO") - an SRO is a non-governmental organization that has the power to create and enforce industry regulations and standards for the securities and commodities futures industries, including all national securities and commodities exchanges.

Supplemental Liquidity Provider Market Maker ("SLMM") –off floor, electronic, high-volume members that are registered market makers incented to add liquidity on the NYSE platform

Supplemental Liquidity Provider ("SLP") – off floor, electronic, high-volume members incented to add liquidity on the NYSE platform.

EXPLANATION OF TERMS (Continued)

NYSE Trading License – issued by the NYSE for effecting approved securities transactions on the equities trading facilities. A NYSE Trading License may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by an NYSE member. A NYSE Trading License issued by NYSE is required to effect transactions on the floor of NYSE or through any facility thereof. An organization may acquire and hold a NYSE Trading License only if and for so long as such organization is qualified and approved to be a member organization of NYSE. A member organization holding a NYSE Trading License may designate a natural person to effect transactions on its behalf on the floor of NYSE, subject to obtaining and retaining required qualifications and approvals.

NYSE Bond Trading License ("BTL") – issued by the NYSE for effecting debt transactions on the NYSE or through any facility thereof. An organization may acquire and hold a BTL only if and for so long as such organization is qualified and approved to be a member organization of the NYSE. A BTL is not transferable and may not be, in whole or in part, transferred, assigned, sublicensed or leased; provided, however, that the holder of the BTL may, with the prior written consent of the NYSE, transfer a BTL to a qualified and approved member organization (i) that is an affiliate or (ii) that continues substantially the same business of such BTL holder without regard to the form of the transaction used to achieve such continuation, e.g., merger, sale of substantially all assets, reincorporation, reorganization or the like.

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ______________ SEC No.: ______________ Web CRD No.: ______________ Broker/ Dealer TAX ID: ______________

LEI No.: ______________________________________

GENERAL INFORMATION

Name of Applicant Firm: ______________________________________

Business Address: ______________________________________

City: ______________________ State: ______________ Zip Code: ______________

Business Phone: ______________________

Website Address: ______________________________________

Contact Name: ______________________ Title: ______________________

Address: ______________________________________

Phone: ______________________

Email Address: ______________________________________

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

- ☐ Chicago Board Options Exchange (CBOE)
- ☐ International Securities Exchange (ISE)
- ☐ NASDAQ
- ☐ NASDAQ OMX PHLX (PHLX)
- ☐ NASDAQ OMX BX (BX)
- ☐ Financial Industry Regulatory Authority (FINRA)
- ☐ NYSE American
- ☐ NYSE Arca
- ☐ NYSE Chicago (CHI)
- ☐ Other ______________________

If applicable, date of Applicant Firm's FINRA Membership (if pending, so indicate): ______________________

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

OTHER SELF REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

- ☐ NASDAQ OMX BX (BX)
- ☐ NYSE Chicago (CHI)
- ☐ International Securities Exchange (ISE)
- ☐ Financial Industry Regulatory Authority (FINRA)
- ☐ NASDAQ OMX PHLX (PHLX)
- ☐ Cboe BZX U.S. Equities Exchange BATS (BZX)
- ☐ Cboe BYX U.S. Equities Exchange (BYX)
- ☐ Other ______________________
- ☐ Chicago Board Options Exchange (CBOE)
- ☐ NYSE National
- ☐ NASDAQ
- ☐ NYSE American
- ☐ NYSE Arca
- ☐ Cboe EDGA U.S. Equities Exchange (EDGA)
- ☐ Cboe EDGX U.S. Equities Exchange (EDGX
- ☐ Investors Exchange (IEX)

(a) Identify other memberships being considered and the estimated cost of acquisition.

☐ ______________________________________

(b) What source of funds will be utilized for the NYSE and any other memberships?

☐ ______________________________________

SECTION 2 – APPLICANT FIRM ACKNOWLEDGMENT

Applicant Firm agrees to abide by the Bylaws and Rules of the Exchange, as well as federal securities laws and the rules and regulations thereunder, as may be amended from time to time, and all circulars, notices, interpretations, directives, decisions or Information Memos published by the Exchange.

Applicant Firm acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in Applicant Firm's DEA. It is understood that in that event, additional information may be required by the Exchange.

Applicant Firm acknowledges that if applying for NYSE Membership it must separately purchase either an NYSE Trading License, in order to have trading rights directly with the NYSE's equity and bond systems, or an NYSE BTL in order to have trading rights with the Exchange's bond system only. If Applicant Firm chooses not to purchase either Trading License, it will have no direct access to the NYSE trading systems, but will be deemed a Regulated Only Member Organization of the NYSE but must still be in full compliance with the rules and regulations of the Exchange. Once approved as a Member of NYSE American, Applicant Firm will be deemed an Equity Trading Permit Holder and will have direct access to the American equity trading systems.

Applicant Firm acknowledges that it is a member of a registered securities exchange and is eligible to apply for Exchange membership with this application.

The Exchange and FINRA reserve the right to request additional information and documentation from Applicant Firm in addition to what is noted in and during the application review process.

By signing below, Applicant Firm certifies and acknowledges the foregoing statements.

____
Applicant Firm

___________________________________ ________________________
Signature of Authorized Officer Date

___________________________________ ________________________
Print Name Title

SECTION 3 – APPLICATION QUESTIONS

Type of Exchange Membership(s) applying for:

☐ New York Stock Exchange LLC ("NYSE") ☐ NYSE American LLC ("NYSE American")

1. Type of Business Activity to be conducted with the Exchange membership: (Check all that apply)

☐ NYSE Equities Floor Brokerage
- ☐ Blue Line

☐ NYSE Bonds
- ☐ Agency
- ☐ Principal

☐ Non-member broker/dealer executions

☐ Engaging in business with other broker/dealers only

☐ Engaging in business with non-broker/dealers
- ☐ Retail
- ☐ Institutions
- ☐ On Floor executions for non-broker/dealers

☐ Proprietary trading
- ☐ NYSE Designated Market Maker (DMM)
- ☐ Off Floor
- ☐ Supplemental Liquidity Provider (SLP)
- ☐ Supplemental Liquidity Provider Market Maker (SLMM)

☐ Retail Member Organization (RMO)

☐ Sponsored access provider

☐ Corporate finance

☐ Primary government securities dealer

☐ Equities market maker

☐ Options (executions, market maker, etc.)

☐ Issue or distribute research reports

☐ Stock loan/stock borrow

☐ Repos/reverse repos financing transactions

☐ Joint Back Office (JBO) arrangements

☐ Underwritings

☐ Public Customer business

☐ Clearing Services

☐ NYSE American Electronic Designated Market Maker/Market Maker (eDMM/MM)

☐ Other (Please explain: ____)

2. Has Applicant Firm ever operated under another name and/or had any predecessor organizations? (If the answer is "Yes", please specify.) Yes ☐ No ☐

Response: ____

3. Does Applicant Firm have a direct parent? Yes ☐ No ☐

If so, provide the parent's name: ____

4. Identify for Applicant Firm:

(a) All office locations: ____

Any office location that shares space with another entity or business must be identified on Form BR in Web CRD.

5. Does Applicant Firm now have, or anticipate during the course of the application process having, a pending application with any SRO regarding a change in ownership, control or business operations? If so, please explain.

Response: ____

SECTION 3 – APPLICATION QUESTIONS (Continued)

6. Does Applicant Firm engage or plan to engage in "Program Trading", as defined by NYSE Rule 7410(m). (If the answer is "Yes", see NYSE Information Memo 09-31 which can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2009/09-31.pdf) — Yes ☐ No ☐

7. Does Applicant Firm currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEA Rule 15c3-1? — Yes ☐ No ☐

(If yes, Applicant Firm must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).

8. Does Applicant Firm have registered principals as required by NYSE Rule 3110? — Yes ☐ No ☐

If the firm answered "no", please explain.

Response: ____

9. Is Applicant Firm a Futures Commission Merchant (FCM) or Introducing Broker as defined under the Commodities Exchange Act? — Yes ☐ No ☐

10. If DEA is not FINRA, please indicate Applicant Firm's proposed carrying/clearing methodology and/or clearance activities (please check all that apply):

a) Clearing Type:

- ☐ Self Clears
- ☐ Clears through another broker dealer on an omnibus basis
- ☐ Clears through another broker dealer on a fully disclosed basis
- ☐ Clears for others (affiliated or non-affiliated)

b) Regarding the above responses, identify Applicant Firm's clearing broker-dealer: ________________________________

c) If applicable, identify the entities for which Applicant Firm clears (indicate N/A as appropriate):

____

d) If introducing, provide a copy of the clearing arrangement; and

e) If self clearing, provide a full description of the back office operations and facilities to be used to conduct this aspect of Applicant Firm's business, as well as the names, positions and experience of the key personnel in this area.

11. If DEA is not FINRA, please provide the date of your last cycle examination. If there has been no examination to date, provide the anticipated date of your first examination.

Response: ____

If Applicant Firm will be performing a Floor Based Business, please answer the following section. If the firm will be performing a non-Floor Based Business please move ahead to the Key Personnel section.

SECTION 4 - FLOOR BASED BUSINESS

9. Does Applicant Firm intend to accept orders on the NYSE floor over the telephone from public customers? ("Public customers" relate to non-broker/dealers, including institutional or retail customers.) (Information Memos 07-43 and 07-44) Yes ☐ No ☐

Info Memo 07-43 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-43.pdf

Info Memo 07-44 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-44.pdf

10. Has Applicant Firm met the NYSE's requirement to establish floor commission billing procedures and retain records for six years? (See NYSE Rules 301(e)(1), 353, and 440I) Yes ☐ No ☐

11. Who is the person responsible for supervision of all floor employees of Applicant Firm? (See NYSE Rules 342 and 3110)

Please provide that person's full contact information, name, telephone number, mailing address and email address

Contact Name: ______________________________

Mailing Address: ______________________________

Phone: ____________________ Email: ____________________

12. Does Applicant Firm maintain error and investment accounts? Yes ☐ No ☐

If yes, please indicate the account name and number of the error and investment accounts. (An NYSE member organization may have more than one error account, but it may maintain only one error account for Floor-related errors.) (See NYSE Rules 18, 123(e), 134, 411 & 407A, Member Education Bulletin 2011-5 and Information Memo 07-72).

Member Education Bulletin 2011-5 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2011/2011-5.pdf

Information Memo 07-72 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-72.pdf

Account Name: ____________________ Account #: ____________________

Account Name: ____________________ Account #: ____________________

Account Name: ____________________ Account #: ____________________

13. Do Applicant Firm's floor employees maintain their own personal brokerage accounts? (See NYSE Rule 407A). If yes, Applicant Firm should list the account name and number of each such account below? Yes ☐ No ☐

Account Name: ____________________ Account #: ____________________

Account Name: ____________________ Account #: ____________________

Account Name: ____________________ Account #: ____________________

SECTION 5 - KEY PERSONNEL

Identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by Applicant Firm) and who will be responsible for the business of Applicant Firm on the Exchange.[1]

Please note the exam requirements for Exchange Membership and ensure each individual holds the required exam and registration:

- **Chief Financial Officer** - Series 27 (FN registration) for clearing firm; Series 27 or 28 (FN or FI registration) for non-clearing firm
- **Chief Compliance Officer** (Compliance Supervisor) - Series 14 (CR registration) (See NYSE Rule 342(a) and (b) for exemptions) or SIE + Series 7 and 24 (CR registration) (see NYSE Rule 1220)
- **Chief Operations Officer** - Series 27 (FN registration) for clearing firm; Series 27 or 28 (FN or FI registration) for non-clearing firm

If your firm utilizes a principal executive officer that is an independent contractor and/or dually employed, please let us know as there are guidelines we can provide to your firm.

Chief Executive Officer ("CEO")

Name: ______________________ CRD: ______________

Phone: ______________________ Email: ______________

Chief Financial Officer ("CFO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________ Exams: ______________

Chief Compliance Officer ("CCO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________ Exams: ______________

Chief Operations Officer ("COO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________ Exams: ______________

Head of Technology

Name: ______________________ CRD: ______________

Phone: ______________________ Email: ______________

Head of Trading

Name: ______________________ CRD: ______________

Phone: ______________________ Email: ______________

NYSE Floor Member (Floor Broker or Designated Market Maker) (if applicable)[2]

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________ Exams: ______________

[1]See FINRA Rule 311

[2]Firms applying for a NYSE Trading Floor business will be required to have a Floor Supervisor with the Series 24. If Applicant Firm will be a Floor Brokerage firm, an individual with the Series 14 is required and if Applicant Firm will be a DMM firm, an individual with the Series 14a is required. NYSE Floor Members are required to hold the Series 19 exam or equivalent.

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION		
	Please ensure all applicable items are completed below by marking the tick box of the items you have included and note the Exhibit reference ID. If any of the below items are not applicable, please note with N/A. All items should be completed and submitted with the application.	**Exhibit ID (or N/A)**
☐	Form BD, including Schedules & Disclosure Reporting pages must be up-to-date, accurate and available on FINRA's Web CRD.	
☐	Provide a written description of Applicant Firm's reason for seeking Exchange membership and a brief description of the business Applicant Firm conducts.	
☐	If Applicant Firm has any persons that are Approved Persons please identify them to us. Non-Natural Persons seeking Approved Person status under Rules 2(c), 304 and 311, should provide an AP Form for each person. All Natural Persons must file a Form U4 for the "AP" registration for both NYSE and NYSE American on Web CRD for each person. The Form U4 for AP registration on Web CRD and the AP Form must be filed prior to the Exchange's consideration of the Applicant Firm for membership. ▪ The AP Form is available here: https://www.nyse.com/publicdocs/nyse/markets/nyse/nyse_ap_form.pdf ▪ Refer to NYSE Information Memo 12-10 for more information: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2012/12-10.pdf	
☐	Provide an organization chart showing the following: ▪ All entities controlling, controlled by or under common control with Applicant Firm ▪ Indicate the percentage ownership of Applicant Firm by each direct and indirect parent ▪ Identify any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant Firm	
☐	Provide the following: ▪ A written description of the principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control), ▪ The nature of the affiliation with Applicant Firm (*e.g.*, parent, subsidiary), and ▪ Identify the type of business relationships between the Applicant Firm and the affiliates	
☐	Provide all examination reports and corresponding responses or investigations conducted or concluded in the last three years, from any Regulatory or Self Regulatory Organization (SRO) that oversees Applicant Firm (other than FINRA examination reports) as well as: ▪ Applicant Firm's written response regarding any deficiencies cited in the reports. ▪ A description of what Applicant Firm has done to rectify any deficiencies found as a result of the examinations and investigations.	
☐	Provide Financial Documentation: ▪ If FINRA, NYSE Arca or NYSE American is not the applicant's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital ▪ If FINRA, NYSE Arca or NYSE American is not the applicant's DEA, provide copies of any approvals of such agreements from Applicant Firm's DEA (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1 and FINRA Regulatory Notice 10-15.) ▪ Provide 15c3-1 computation as of the anticipated date of Exchange membership approval. ▪ If FINRA, NYSE Arca or NYSE American is not the applicant's DEA, provide copies of the Firm's 3 most recent audit reports.	
☐	If applicable, provide a schedule indicating the Name and Web CRD# for any persons acting as a Securities Lending Representative or Securities Lending Supervisor.	
☐	If FINRA, NYSE Arca or NYSE American is not Applicant Firm's DEA, provide a copy of the Audit Agreement between Applicant Firm and Applicant Firm's public accounting firm.	

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)		Exhibit ID (or N/A)
☐	If applicable, identify any principal executives or supervisory personnel of Applicant Firm that are part-time or dually employed and include the following information for each individual: ▪ Nature of their activities with Applicant Firm ▪ Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities ▪ Any additional documentation that would be pertinent to these activities or the NYSE's review of these activities	
☐	Provide a copy of Applicant Firm's Written Supervisory Procedures (WSPs) regarding NYSE and NYSE American activities (*e.g.*, Floor procedures, DMM activities, Business Continuity Plans relating to such activities, etc.). (Note: Applicant Firm's procedures will also need to include procedures addressing NYSE Rule 351 (f), 3110, 3120, 3130, 3150 and 3170 as well as a generic statement that the Firm and its associated persons will abide by the Rules and Regulations of the NYSE.)	
☐	Organizational Documents: ▪ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Operating Agreement; or similar documentation ▪ These documents should incorporate required provisions, as applicable, per NYSE Rule 313 (See Section 8 for further details). Rule 313.22 – Provisions concerning redemption or conversion Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")	
☐	Provide completed Master User Agreement (MUA) for NYSE and/or NYSE American ▪ The MUA is available here: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf	
☐	Provide completed Equities Clearing Letter of Consent (CLOC) for NYSE and/or NYSE American ▪ The CLOC is available here: https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf	

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)		
	If FINRA is not Applicant Firm's DEA, provide a copy of the below documentation with the application.	**Exhibit ID (or N/A)**
☐	Provide a written description of Applicant Firm's: ▪ Operations ▪ Supervisory, financial and internal controls ▪ Communication and recordkeeping systems ▪ Nature and source of Applicant Firm's capital ▪ Planned or anticipated future business lines	
☐	Provide the following Financial Documentation: ▪ Most recent 12 months of FOCUS Reports ▪ Pro-forma balance sheet for the next 6 months ▪ Pro-forma financials projecting profit and loss for the next 6 months	
☐	If applicable, provide the name of the service provider used by Applicant Firm to process firm financial information and account activity data and clearly identify what services and reports of the provider are utilized by Applicant Firm.	
☐	If applicable, provide a copy of Applicant Firm's Needs Analysis and Training Plan developed and implemented for compliance with the Continuing Education Firm Element requirements of NYSE Rule 345A(b).	
☐	Identify all clearing corporations of which Applicant Firm is a current member (*e.g.*, DTC, NSCC, FICC).	
☐	If Applicant Firm prepares research reports for external distribution, provide a description of the research facilities and a list of the key personnel, including the Supervisory Analyst(s), identifying Web CRD #s as well as their background and experience. (See NYSE Rules 344 & 472)	
☐	If applicable, pertaining to Applicant Firm or any of its associated persons, provide a copy of the following (unless reported to Web CRD): ▪ Decision or order by a federal or state authority or self-regulatory organization taking permanent or temporary adverse action regarding a registration or licensing decision; ▪ Regulatory action or investigation by the Securities Exchange Commission, the Commodity Futures Trading Commission, a federal, state or foreign regulatory agency, or self-regulatory organization that is pending, adjudicated or settled; ▪ Criminal action (other than minor traffic violation) that is pending, settled or adjudicated; ▪ Any document evidencing a termination for cause or permitted resignation after investigation of an alleged violation of a federal or state securities law, a rule or regulation there under, a self-regulatory organization rule, or a securities industry standard of conduct; ▪ Investment-related civil action for damages or injunction that is pending, adjudicated or settled; ▪ Investment-related customer complaint or arbitration required to be reported on Form U4.	

SECTION 7 – DESIGNATION OF ACCOUNTANT

Notice pursuant to Rule 17a-5(f)(2)

1. Broker or Dealer

Contact Name: ______________________

Address: ______________________

Phone: ______________________

Email: ______________________

2. Accounting Firm

Contact Name: ______________________

Address: ______________________

Phone: ______________________

Email: ______________________

3. Audit date covered by the Agreement

____

4. The contractual commitment to conduct the broker's or dealer's annual audit. (Check one)

☐ is for the annual audit during the fiscal year ____________

☐ is of a continuing nature, providing for successive yearly audits.

Signature:	______________________	Signature:	______________________
Title:	______________________	Title:	______________________
Date:	______________________	Date:	______________________
	(Broker/Dealer)		(Accounting Firm)

SECTION 8 – REQUIRED ORGANIZATIONAL DOCUMENTS AND LANGUAGE SAMPLES / REFERENCES

SECTION 8A – DOCUMENTS TO BE PROVIDED BY A LIMITED LIABILITY COMPANY ("LLC")

1. LLC Operating Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the LLC Operating Agreement contains a stated termination date.)
2. State filing certificate.
3. Certified List(s) of:
   a) Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents)
   b) Directors and/or Managing Member(s)
   c) Current member(s) (i.e., the owner(s)) of the LLC
4. Statement showing the dollar value of all capital contributions by each member (owner) as of the date of this application

SECTION 8B – DOCUMENTS TO BE PROVIDED BY A PARTNERSHIP

1. Partnership Agreement and all Amendments (if any) which contain provisions pursuant to Rule 4120 (If the partnership agreement contains a stated termination date.)
2. Certified List of general and limited partners (natural and non-natural persons) as well as Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents).

SECTION 8C – DOCUMENTS TO BE PROVIDED BY A CORPORATION

1. Charter or Certificate of Incorporation and amendments (if any) which contain provisions pursuant to Rule313.22
2. By-Laws, as per Rule 313(b)
3. Specimen certificate for each class of stock authorized to be issued. Each certificate shall carry a full summary of the provisions of Rule 313.22.
4. Certified List(s) of Officers (including but not limited to CEO, CFO, CCO and COO), Directors & Stockholders

LANGUAGE SAMPLES / REFERENCES

The following are language samples and points of reference to assist in completing the documents noted in Section 8.

Rule 313.22 Provision concerning redemption or conversion

Each certificate of incorporation of a member corporation shall contain provisions authorizing the corporation to redeem or convert to a fixed income security acceptable to the Exchange for all or any part of the outstanding shares of voting stock of such member corporation owned by any person required to be approved by the Exchange as a member or approved person who fails or ceases to be so approved as may be necessary to reduce such party's ownership of voting stock in the member corporation below that level which enables such party to exercise controlling influence over the management or policies of such member corporation.

(Please note: The following paragraph only applies if Applicant Firm has redemption rights within their Certificate of Incorporation.)
If the certificate of incorporation of a member corporation subject to FINRA Rule 4110 provides that a stockholder may compel the redemption of his stock such certificate must provide that without the prior written approval of the Exchange, the redemption may only be effected on a date not less than six months after receipt by the member corporation of a written request for redemption given no sooner than six months after the date of the original issuance of such shares (or any predecessor shares). Each member corporation shall promptly notify the Exchange of the receipt of any request for redemption of any stock or if any redemption is not made because prohibited under the provisions of Securities and Exchange Commission Rule 15c3-1 (See 15c3-1(e)).

Rule 4120 Regulatory Notification and Business Curtailment ("Termination Language")

In order for a Limited Liability Company (LLC) or a Partnership that has a stated termination date in its operating or partnership agreement to avoid having its capital considered as a withdrawal under Rule 4120 <u>during the six month period prior to a termination of the agreement</u> the following language <u>must be included in the agreement:</u>

"Notwithstanding anything to the contrary herein contained, in the event of the termination of the [LLC or Partnership] on the expiration of the term of this agreement, or any dissolution of the [LLC or Partnership], each member agrees that if withdrawal of its capital on any such termination would cause, during the six months immediately preceding the date of termination, the [LLC or Partnership]'s net capital to be less than that specified in Rule 4120 of the Rules of the Exchange, such withdrawal of capital may be postponed for a period of up to six (6) months of the date of termination, as the members may deem necessary to ensure compliance with said rules; and any such capital so retained by the [LLC or Partnership] after the date of termination shall continue to be subject to all debts and obligations of the [LLC or Partnership]."

New York Stock Exchange LLC
Regulated Only Membership Application

This application is to be completed by an existing NYSE Member Organization.

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________________

Firm Web CRD #: ______________________________

LEI #: ______________________________

Address: ______________________________

Phone: ______________________________

Email: ______________________________

CONVERSION OF MEMBERSHIP TYPE

Number of Trading Licenses Relinquished: ______________________________

Effective Date of Conversion: ______________________________

AUTHORIZED ACKNOWLEDGEMENT

The undersigned certifies that as of the date hereof it is a Member Organization of the New York Stock Exchange LLC ("the Exchange"). We are relinquishing our Trading License(s) to access directly the trading facilities of the Exchange, but desire and intend to remain a Member Organization of the Exchange subject to the regulation thereof. As a Member Organization of the Exchange, the undersigned agrees to comply fully with all the rules of the Exchange as are in effect from time to time, and without limiting the foregoing, warrants and represents that it will continue to be fully subject to the jurisdiction of the Exchange.

______________________________	______________________________
Authorized Signatory	Date
______________________________	______________________________
Print Name of Authorized Signatory	Title
______________________________	______________________________
Phone Number of Authorized Signatory	Email Address

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange LLC
Regulated Only Membership Application

This application is to be completed by a newly approved NYSE Member Organization.

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________

Firm CRD #: ______________________

LEI #: ______________________

Address: ______________________

Phone: ______________________

Email: ______________________

AUTHORIZED ACKNOWLEDGEMENT

The undersigned certifies that as of the date hereof it is applying to become a Member Organization of the New York Stock Exchange LLC ("the Exchange") subject to the regulation thereof on the date approved. As a Member Organization of the Exchange, the undersigned agrees to comply fully with all the rules of the Exchange as are in effect from time to time, and without limiting the foregoing, warrants and represents that it will continue to be fully subject to the jurisdiction of the Exchange.

______________________ Authorized Signatory

______________________ Date

______________________ Print Name of Authorized Signatory

______________________ Title

______________________ Phone Number of Authorized Signatory

______________________ Email Address

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange LLC (“NYSE”) and NYSE American LLC (“NYSE American”)
Securities Lending Representative Form

Must be completed by all applicants for approval as Securities Lending Representatives (“LE”) and/or all direct supervisors of Securities Lending Representatives (“LS”).

The LE and/or LS registrations should be requested on Web CRD for both NYSE and NYSE American (together “the Exchange”).

THE AGREEMENT

Compliance with Policies and Regulations

As an employee engaged in securities lending or borrowing activities, including, but not limited to, negotiating rates, contract values and credit parameters and payment of rebates, I will abide by the policies and procedures established by my employer as well as all applicable Federal and State Securities Laws and with the applicable rules of the Exchange.

Securities Transactions

I agree to obtain the written consent of my employer prior to opening a securities account at another financial institution and will arrange to furnish duplicate copies of confirmations and statements to appropriate supervisory persons at my employer in accordance with the rules of the Exchange.

Expense Accounts

I agree that when exercising expense account privileges I will act in accordance with the guidelines established by my employer and I understand that persons designated as having supervisory responsibilities over securities lending or borrowing activities will make a thorough review of all such expense account records.

Gifts & Gratuities

I agree that I will promptly notify appropriate supervisory personnel of all gift and gratuity offerings and receipts in order to ensure adherence to my employer’s and the Exchange’s rules and policy.

INDIVIDUAL ACKNOWLEDGEMENT

______________________	______________________
Member Organization Name	Firm CRD#
______________________	______________________
Name of Witness[1] (Please Print)	Name of Applicant (Please Print)
______________________	______________________
Signature of Witness	Signature of Applicant
______________________	______________________
Title	Applicant CRD#

[1]The Witness must be either a partner of the firm, officer of the corporation, branch office manager, or authorized employee. Please indicate which type.

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange LLC
Floor Employee Application

FLOOR EMPLOYEE REGISTRATION REQUEST

Applications will not be approved without fingerprint clearance, U-4 and WebCRD[TM] ("CRD") registration. Accordingly, failure to respond accurately to the following questions will delay approval of your floor access application and may result in denial of floor access.

APPLICANT PERSONAL INFORMATION

Applicant Name: ____________________ CRD: ____________________

Title: ____________________ DOB: ____________________

Phone: ____________________ Email: ____________________

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ____________________ CRD: ____________________

Primary Contact Name: ____________________ Title: ____________________

Phone: ____________________ Email: ____________________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED

All individuals requesting access to the Trading Floor, as defined in the Rule 6A, must register as ("FE") on CRD.

☐ Floor Employee (FE)

Position / Reason for access to the Trading Floor: ____________________

Effective Date: ____________________

☐ Permanent ☐ Temporary ☐ Intern

If Temporary, indicate length of employment: ____________________

Access Required: ☐ Building ☐ Trading Floor

APPLICATION CHECKLIST

☐ A Form U-4 requesting the "FE" registration has been submitted to FINRA through CRD

☐ A Fingerprint Card is available on CRD

Do you have any reportable events on the U-4 submitted to FINRA through CRD? ☐ Yes ☐ No

New York Stock Exchange LLC
Floor Employee Application

AUTHORIZED ACKNOWLEDGEMENT

I authorize New York Stock Exchange LLC ("the Exchange") and its affiliates to give any information it may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of the Exchange and acknowledge that I am subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Signature of Applicant	Date

MEMBER ORGANIZATION ACKNOWLEDGEMENT

The undersigned member organization certifies that the applicant named above is authorized to enter into the Trading Floor as referenced above, on its behalf. Additionally, the member organization acknowledges that it is responsible for the applicant identified above, and as such actions of the applicant shall be binding on the member organization in all respects.

Member Organization Name: ______________________________

Signature of Authorized Member Organization Representative	Date
Print Name	Title

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange LLC
Member / Floor Clerk Application

Applications will not be approved without fingerprint clearance, U-4 and WebCRD™ ("CRD") registration. Accordingly, failure to respond accurately to the following questions will delay approval of your floor access application and may result in denial of floor access.

APPLICANT PERSONAL INFORMATION

Applicant Name: ______________________ CRD: ______________________

Title / Trading Floor Position: ______________________ DOB: ______________________

Phone: ______________________ Email: ______________________

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________ CRD: ______________________

Primary Contact Name: ______________________ Title: ______________________

Phone: ______________________ Email: ______________________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Check all that apply)

☐ Member (ME) ☐ Floor Broker

☐ Floor Clerk (FL) ☐ Designated Market Maker

Badge # (if applicable): ______________________ Floor Location: ______________________

APPLICATION CHECKLIST

☐ A Form U-4 requesting appropriate registrations (ME or FL) have been submitted to FINRA through CRD (See above for appropriate registration type for business activity.)

☐ A Fingerprint Card is available on CRD

☐ Individual has passed or been granted a waiver of the required examination
ME / FL – (Series19 prerequisite)

Do you have any reportable events on the U-4 submitted to FINRA through CRD? ☐ Yes ☐ No

FOR MEMBERS / FLOOR CLERKS

Expected Start Date, if known:	
Will you require a Clerk Logon ID?	☐ Yes ☐ No
Are you currently active on the NYSE Trading Floor?	☐ Yes ☐ No
If No, have you ever been active on the NYSE Trading Floor in the past?	☐ Yes ☐ No
Enter the last date you were active on the Trading Floor (if applicable)	
Have you been on the Trading Floor within the last 6 months?	☐ Yes ☐ No
If No, have you completed the NYSE Floor Orientation Program within the last 6 months?	☐ Yes ☐ No
If No, are you currently enrolled in the NYSE Floor Orientation Program? Enter the start and ending dates of the NYSE Floor Orientation Program you will attend (if applicable) If No, contact Trading Floor Education & Outreach, c/o Catherine Donnelly at catherine.donnelly@nyse.com or 212.656.4660 to schedule enrollment	☐ Yes ☐ No Start Date: ____________ End Date: ____________

New York Stock Exchange LLC
Member / Floor Clerk Application

AUTHORIZED ACKNOWLEDGEMENT

I authorize New York Stock Exchange LLC (referred to as "the Exchange") and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of the Exchange and subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Proposed Applicant Signature	Date

MEMBER ORGANIZATION ACKNOWLEDGEMENT

The undersigned Member Organization agrees with the Exchange and each other Member and Member Organization that, until such authority is properly terminated by a minimum of one business day's written notice to the Exchange, the Individual identified above is authorized to act as an agent of the Member Organization for the purpose of transacting the business of the Member Organization on the Exchange, and every contract entered into on the Exchange by the Member shall be binding on the Member Organization in all respects.

Signature of Authorized Member Organization Representative	Date
Print Name	Title

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

NYSE Group, Inc.

Order Audit Trail System Reporting Agreement

Broker/Dealer Name:____ CRD #: _______________________

This Order Audit Trail System Agreement (the “**Agreement**”) dated ______________, 20____ (“**Effective Date**”) is by and between NYSE Group, Inc., a Delaware corporation with offices at 11 Wall Street, New York, NY 10005 USA (“**NYSE**”), and

____,

a _________________ with offices at ____ (“**Broker**”).

WHEREAS, the Financial Industry Regulatory Authority (FINRA) has established the Order Audit Trail System (OATS™) as an integrated audit trail of order, quote and trade information for NMS stocks, as defined in Rule 600(b)(47) of Regulation NMS and FINRA member firms are required to develop a means for electronically capturing and reporting to OATS specific data elements related to the routing of orders;

WHEREAS, the New York Stock Exchange LLC and NYSE Chicago, Inc. (each, an “Exchange” and together, the “Exchanges”) are affiliates of NYSE and registered national securities exchanges;

WHEREAS, the Exchanges have adopted OATS rules; and

WHEREAS, NYSE has agreed to provide floor broker firms that trade equities on the Exchange trading floor and Chicago Institutional Brokers with a reporting solution for submission of required routing data (the “Service”).

NOW, THEREFORE, the parties agree as follows:

1. **Service**. NYSE shall provide the Service, as is more fully described in Exhibit A, during the Term of the Agreement to Broker.

2. **Term**. The term of this Agreement is three years from the Effective Date. Thereafter, the Agreement will automatically renew for additional one year periods.

3. **Termination**. Either party may terminate this Agreement upon thirty days written notice to the other.

4. **Fees**. In consideration of Broker being a member of an Exchange, NYSE agrees to provide the Service at no cost to Broker.

5. **Data**. Broker acknowledges and agrees that the Service (including the methods and processes used to generate the Service) is the property of NYSE. The relevant Exchange and Broker shall jointly own the reports and data required to be recorded by FINRA pursuant to FINRA Rule 7440, and the rules of the relevant Exchange, that are provided to Broker and FINRA on Broker’s behalf (the “**Deliverables**”).

6. **Use of the Service**. Broker acknowledges and agrees that it is solely responsible for (1) reviewing the Deliverables for accuracy, (2) reviewing FINRA’s OATS web site for rejections and the submission of appropriate repairs, late reporting, non-reporting, and other reporting infractions, (3) complying with applicable law and FINRA’s, the relevant Exchange’s, or any other governmental or regulatory agency’s rules, regulations, policies and interpretations, as amended (4) ensuring that any changes to Deliverables that are requested by Broker are completed in accordance with FINRA timelines and are received by FINRA, and (5) any fines, expenses, penalties or assessments imposed by FINRA or any other regulatory body as a result of the Service or the Deliverables. NYSE shall promptly notify Broker upon the occurrence of any event, including physical damage to NYSE's facilities or legal proceedings that would materially affect NYSE's ability to submit the Deliverables on Broker's behalf.

7. **Warranties and Representations**.

   a. NYSE warrants that it has the rights and authority required to enter into this Agreement and to perform the Service contemplated by this Agreement free from all liens, claims, encumbrances, security interests and any other restrictions.

   b. NYSE warrants that the Service will be performed, and the Deliverables will be prepared, in a timely and professional manner.

   c. NYSE represents that it is familiar with the OATS Rules and the OATS Reporting Technical Specifications and shall use commercially reasonable efforts to submit reports to OATS on behalf of Subscriber in compliance with OATS Rules and Technical Specifications.

d. NYSE represents that it has completed, or will complete, testing as described in the Technical Specifications.

e. NYSE represents that it has in place processes and procedures reasonably designed with the intent to ensure compliance with OATS requirements.

f. If NYSE fails to provide the Service or Deliverables as warranted in subsections b, c, and e of this section, or if any of the Deliverables are found to be incorrect, and Broker so notifies NYSE within thirty (30) days following the date NYSE delivers the Deliverables to Broker or FINRA then NYSE will re-perform the Service at no additional charge. The foregoing is Broker's sole and exclusive remedy in event of a breach of such warranties or delivery of incorrect Deliverables.

g. THE SERVICE AND DELIVERABLES PROVIDED UNDER THIS AGREEMENT ARE PROVIDED ON AN "AS IS" BASIS. EXCEPT TO THE EXTENT SET FORTH IN SUBSECTIONS 7(B), 7(C), 7(D) AND 7(E), NYSE MAKES NO REPRESENATIONS OR WARRANTIES, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, WITH RESPECT TO THE SERVICE, DELIVERABLES OR ANY MATERIALS PROVIDED BY NYSE UNDER THIS AGREEMENT INCLUDING WITHOUT LIMITATION IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, COMPLIANCE WITH RULES OR REGULATIONS, AND NON-INFRINGEMENT. FURTHERMORE, NO GUARANTEE IS MADE AS TO THE EFFICACY OR VALUE OF THE SERVICE OR DELIVERABLES.

8. **Indemnification**. Broker shall indemnify and hold harmless and defend NYSE and its affiliates from and against any and all claims, liabilities, judgments, causes of action, damages, costs and expenses (including reasonable attorneys' fees) related to or arising out of any obligations that Broker has to FINRA or any other regulatory agency or Broker's use of the Deliverables or Service.

9. **Confidentiality**. "Confidential Information" means any and all material and information disclosed to, or acquired through observation or other perception by either party pursuant to, or concerning this Agreement or the Service, including, but not limited to, the terms of this Agreement, the Deliverables, any matters relating to the business of each party and, to the extent applicable, the corporate parents, subsidiaries, affiliates and licensors of each party, all trade secrets, information regarding business operations, designs, concepts and methodologies. Confidential Information shall not include, and the obligations herein shall not apply to, information that is (1) already known to the receiving party without an obligation of confidentiality at the time of disclosure and was not acquired directly or indirectly from the disclosing party, (2) publicly known or becomes publicly known through no wrongful act of the receiving party, (3) rightfully received from a third party and, to the knowledge of the receiving party, both without restriction and without breach of this Agreement, (4) furnished to a third party by the disclosing party without a similar restriction on the third party's rights, (5) approved for release by written authorization of the disclosing party, or (6) developed, now or later, independently by the receiving party without reference to the information acquired from the disclosing party. Each party shall maintain in confidence all Confidential Information received from the other, in any format, and shall not to disclose or otherwise make available the Confidential Information to any third party without the prior written consent of the disclosing party; provided, however, that each party may disclose the other party's Confidential Information to (1) affiliates, (2) consultants and subcontractors that have a need to know, and (3) its regulators and legal advisors.

10. **Limitation of Liability**. NEITHER PARTY IS LIABLE TO THE OTHER PARTY FOR CONSEQUENTIAL, INCIDENTAL, RELIANCE, PUNITIVE, SPECIAL OR INDIRECT DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS, INTERRUPTION OF BUSINESS, LOST, DESTROYED OR INACCURATE DATA, LOSS OF GOODWILL OR OTHER BUSINESS LOSS OR LOST SAVINGS) ARISING UNDER, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT, EVEN IF SUCH PARTY HAD BEEN ADVISED OF THE POSSIBILITY OF OR COULD HAVE FORESEEN THE DAMAGES. NYSE'S AGGREGATE LIABILITY FOR ALL EVENTS, ACTS AND OMISSIONS ARISING UNDER, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT IS LIMITED TO AN AMOUNT EQUAL TO ONE THOUSAND DOLLARS. THESE LIMITATIONS ON LIABILITY APPLY REGARDLESS OF THE FORM OF ACTION, WHETHER IN CONTRACT, TORT, OR OTHERWISE. BROKER ACKNOWLEDGES AND AGREES THAT EXCHANGE RULE 18 DOES NOT APPLY TO THE SERVICE OR THE DELIVERABLES.

11. **Miscellaneous**.

a. Broker may not assign, transfer, delegate or pledge this Agreement or any of its obligations under this Agreement. NYSE may freely assign, delegate or pledge this Agreement or any of its obligations under this Agreement. Any assignment, transfer, delegation or pledge in violation of this subsection 11(a) is null and void.

b. This Agreement is governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of laws. The parties agree that any controversy or claim arising out of or relating to this Agreement or the breach of this Agreement must be tried in a court of competent jurisdiction in the State and County of New York, and the parties consent to the personal jurisdiction of these courts.

c. Sections 5, 6, 8, 9, 10 and 11 will survive termination of this Agreement and continue in full force and effect.

d. This Agreement represents the entire agreement and understanding between the parties with respect to its subject matter and supersedes any and all prior and contemporaneous agreements, understandings, documents, negotiations and/or discussions (whether oral or written) between the parties. An obligation under this Agreement can only be waived by a written instrument signed by the party waiving the obligation. Any waiver or failure to insist upon strict compliance with an obligation of this Agreement will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

e. NYSE may amend this Agreement from time to time by providing notice to Broker. Customer's use of the Services after 30 days after receipt of this notice constitutes acceptance of the relevant amendment.

f. Nothing contained in this Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

g. If any provision of this Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this Agreement.

h. Neither party is liable nor will be deemed in default for any failure or delay in its performance under this Agreement to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

i. Counterparts. This Agreement may be executed in counterparts, each of which will be deemed to be an original.

j. Notices. Except as otherwise provided in this Agreement, all notices to the parties must be sent by: (1) courier, (2) certified mail, postage prepaid and return receipt requested or (3) e-mail with e-mail acknowledgement of receipt. All notices must be sent to: (1) in the case of NYSE: NYSE Group, Inc., Attention: Client Relationship Services, 11 Wall Street, 15th Floor, New York, NY 10005, crs@nyse.com, with a copy to NYSE Group, Inc., Attention: Office of the General Counsel, 11 Wall Street, 19th Floor New York, New York 10005, ContractNotices@theice.com and (2) in the case of Broker:

Company Name: ______________________________

Contact Name: ______________________________

Title: ______________________________

Street: ______________________________

City, State, Zip: ______________________________

Email: ______________________________

Each of the parties has caused this Agreement to be executed by its duly authorized representatives as of the Effective Date.

______________________________	**NYSE Group, Inc.**
Broker-Dealer	
______________________________	______________________________
Signature	Signature
______________________________	______________________________
Print Name	Print Name
______________________________	______________________________
Title	Title
______________________________	______________________________
Date	Date

Exhibit A

Service Description

1. OATS Reporting

    a. NYSE shall act as the Transmitting Order Sending Organization with respect to Broker's (1) reportable order events from the Exchange's floor broker system or other broker system into properly formatted firm order record(s) ("FORE"), and (2) reportable order events ("ROEs"). NYSE shall transmit this data to FINRA's OATS system in accordance with FINRA's and the relevant Exchange's OATS regulations and the OATS Technical Specifications.

    b. NYSE shall submit FORE file(s) to OATS on behalf of Broker, as compiled from the floor broker system, in a timely manner compliant with FINRA and the relevant Exchange's rules, regulations and interpretations.

    c. NYSE shall keep up to date on regulatory developments related to OATS reporting, including changes to the OATS regulations and OATS Technical Specifications and appropriately modify and test the OATS reporting systems with the intent to ensure continued adherence to the regulations and OATS Technical Specifications.

2. Supervision

    a. NYSE shall provide to Broker an OATS daily activity report consisting of (1) all data reported to OATS, (2) rejection reports, (3) mismatch reports and (4) current status of all submitted reports.

    b. NYSE shall monitor the OATS submissions to ensure that FOREs are submitted on a timely basis and that to NYSE's knowledge; the ROEs contain complete and accurate information.

    c. NYSE shall use commercially reasonable efforts, with the reasonable assistance of Broker, to investigate and resolve all errors and rejects.

    d. NYSE shall provide support services for OATS-related issues in a reasonably timely manner.

3. Data Retention: NYSE shall store the information used to create the Deliverables for five years and will upon request from Broker provide Broker, or FINRA, with copies of the Deliverables.

New York Stock Exchange LLC (“NYSE” or “Exchange”) Retail Modifier Attestation

Instructions: This form is to be completed by a NYSE Member Organization (“Member”) that would like to submit orders designated with a “retail” modifier to the NYSE.

An order designated with a “retail” modifier is an agency order or a riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to the NYSE by a Member, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. **An order with a “retail” modifier is separate and distinct from a “Retail Order” under Rule 107C. Members wishing to submit “Retail Orders” under Rule 107C should contact Client Relationship Services at crs@nyse.com for further details on the appropriate paperwork.**

1. Member Information

Name of Member	
Web CRD Number	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Retail Modifier/Order Supervisory Requirements

By executing this form, the Member attests that substantially all orders submitted to NYSE by the Member tagged with the “retail” modifier designation are “retail” orders and would meet the qualifications as defined in Rule 13 for such orders.

Member further attests that it has in place Written Supervisory Procedures (WSPs) reasonably designed to assure that it will only designate orders as "retail" if all applicable requirements, as provided in Rule 13, are met. Such WSPs also must require the member organization to (i) exercise due diligence before entering a "retail" order to assure that entry as a "retail" order is in compliance with the requirements, and (ii) monitor whether orders entered as "retail" orders meet the applicable requirements.

In addition, if the Member represents “retail” orders from another broker-dealer customer, Member’s WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as “retail” orders meet the definition of a “retail” order, as provided in Rule 13.

The Member must (i) obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as “retail” orders that entry of such orders as “retail” orders will be in compliance with the requirements specified by the Exchange; and (ii) monitor whether its broker-dealer customer’s “retail” order flow meets the applicable requirements.

Authorized Signatory of Member	
Print Name	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com

New York Stock Exchange LLC ("NYSE" or the "Exchange") Retail Liquidity Providers Application ("Application")

Instructions: In order to ensure your Firm's participation in the NYSE Retail Liquidity Provider ("RLP") program and to ensure that connectivity is established between the NYSE and your Firm, and that only employees of your Firm have access to NYSE facilities and systems using your Firm's connection, the completion of this application is required prior to RLP approval.

See NYSE Rule 107C for a full definition of terms and requirements of the RLP program.

1. Customer Information

Name of or Member Organization ("Firm")	
Firm Web CRD #	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Is your firm currently an approved NYSE Member Organization and either a Designated Market Maker ("DMM") or Supplement Liquidity Provider ("SLP")? NYSE requires RLP applicants to be registered as either a DMM or SLP.	☐ Yes ☐ No
Please provide the NYSE MMID that will be used for the RLP program and corresponding symbols that should be assigned to each.* **Please Note:** Only one of your Firm's MMID's can be designated as the RLP in a given symbol. However, your Firm can use different MMID's for different symbols. MM ID: ________________________ Symbols:____ MM ID: ________________________ Symbols:____ MM ID: ________________________ Symbols:____ MM ID: ________________________ Symbols:____ *If necessary, applicant may attach a separate list of MMIDs and corresponding symbols.	
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE connectivity, please provide the name of the technology provider.	
Please describe the current business structure of the division within your Firm that will become an RLP.	
On a separate attachment, please provide an overview of your trading technology infrastructure and operational support structure.	
Please include any documentation that will demonstrate your Firm's ability to meet the 5% quoting requirement in your designated RLP securities pursuant to NYSE Rule 107C.	

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com.

New York Stock Exchange LLC ("NYSE" or the "Exchange") Retail Member Organization Application ("Application")

Instructions: In order to participate in the NYSE Retail Liquidity Program ("RLP") as a Retail Member Organization ("RMO") and to establish connectivity between the NYSE and your Firm, and that only employees of your Firm have access to NYSE facilities and systems using your Firm's connection, the completion of this application is required prior to being qualified as an RMO. To qualify as an RMO, a member organization must conduct a retail business or route retail orders on behalf of another broker-dealer. For purposes of this program, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.

A "Retail Order" is an agency order that originates from a natural person and is submitted to the NYSE by an RMO, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology.

Please note: If an RMO uses an algorithm to determine to send an existing Retail Order into the NYSE RLP program, such order is acceptable to the program and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the RMO assures that the Retail Order meets the underlying rule requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g. price or side) is not meant to prevent an RMO from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

An RMO may submit Retail Orders in a riskless principal capacity as well as an agency capacity, provided that (i) the entry of such riskless principal orders meets the requirements of FINRA Rule 5320.03, including that the RMO maintains supervisory systems to reconstruct, in a time-sequenced manner, all Retail Orders are entered on a riskless principal basis; and (ii) the RMO does not include non-retail orders together with the Retail Orders as part of the riskless principal transaction.

See NYSE Rule 107C for a full definition of terms and requirements of the RLP program.

1. Customer Information

Name of Member Firm ("Applicant")	
Web CRD#	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Does your firm currently send orders to the Exchange using multiple MPIDs?	☐ Yes ☐ No
Please identify all MPIDs that will be used to submit Retail Orders.	
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE connectivity, please provide the name of the technology provider.	
Please describe the current business structure of the division within your Firm that qualifies you as an RMO.	
If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms. That document should be kept for your files and is not required to be submitted to the NYSE exchange unless requested.	
Please provide supporting documentation sufficient to demonstrate the retail nature and characteristics of your order flow. For example, please provide sample marketing literature, website screenshots, and other publicly disclosed materials describing the retail nature of your order flow, and such other documentation and information as the Exchange may require to obtain reasonable assurance that the applicant's order flow would meet the requirements of the Retail Order definition.	

3. RMO Supervisory Requirements

By executing this Application, the Applicant attests that substantially all orders submitted by the Applicant as a Retail Order would meet the qualifications for such orders under NYSE Rule 107C. Applicant further attests that it has in place Written Supervisory Procedures (WSPs) pursuant to Rule 107C(b)(6).

Such WSPs require Applicant to:

(i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Orders is in compliance with the requirements of this Rule, including that the Applicant maintain adequate substantiation that substantially all orders sent to the Exchange as Retail Orders meet the definition and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted and

(ii) monitor whether orders entered as Retail Orders meet the applicable requirements.

In addition, if Applicant represents Retail Orders from another broker-dealer customer, Applicant's WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order.

The Applicant must:

(i) obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements of this Rule; and

(ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com.

New York Stock Exchange, LLC
Common Access Point^{sm} Agreement

The undersigned ("User"), as a condition and in consideration of being permitted to connect to NYSE Common Access Point ("NYSE CAP"^{sm}), hereby agrees with The New York Stock Exchange, LLC ("NYSE") as set forth below and in the Terms and Conditions set forth at https://www.nyse.com/connectivity/specs .

PLEASE COMPLETE ALL ITEMS

Name of Firm or Company ("User"): ______________________________

AKA Name / Formerly Known As: ______________________________

Address: ______________________________

____

Contact Person: ______________________________

Title: ______________________________

Phone: ____________________ Fax: ____________________

Email: ______________________________

Web Address: ______________________________

Name of Firm who's SFTI Line you will be Utilizing: ______________________________

User represents that it is: (Check all that apply)

☐ a Member Organization of the New York Stock Exchange ("Member")

Web CRD#:______________________________

☐ a service bureau acting on behalf of a Member Organization

Name of Member Organization: (If acting for more than one Member Organization, please submit a separate CAP Agreement for each Member Organization.)

____

☐ a public extranet provider approved by NYSE to receive a NYSE CAP Connection ("Vendor")

Authorized Signature of User: ______________________________

Name: ______________________________

Title: ______________________________

Date: ____________________

Please return completed form to Client Relationship Services at crs@nyse.com.

NYSE COMMON ACCESS POINT (“NYSE CAP”) AGREEMENT TERMS AND CONDITIONS

1. Services

The services offered by NYSE through NYSE CAP may include one or more of the following:

- Common Customer Gateway (“CCG”)
- Broker Booth Support System[sm]
- Routing of proprietary services to/from the NYSE Trading Floor
- NYSE ***e*-**Broker[sm] / MLooks
- Common Customer Gateway Binary (“CCG Binary”)
- API Service
- Broker Algorithm

and such other services as NYSE may identify in its sole discretion (the “Services”). This Agreement is effective only when accepted by NYSE; User will be notified of such acceptance by email at the email address of User’s Contact Person set forth on the signature page of this Agreement. This Agreement provides User only with a connection to NYSE CAP (“NYSE CAP Connection”), and does not assure User of the right to receive or use any Service. In NYSE’s sole discretion, the use of or the right to receive or redistribute a NYSE CAP Connection or certain Services (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including making of payments and execution of and compliance with additional documentation. User shall be responsible for all costs and charges incurred in connecting to NYSE CAP, and for all transactions effected through the use of any password, encryption key or any other security methodology issued to User.

2. Proprietary Rights

User agrees that all proprietary rights in NYSE CAP and the Services are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the NYSE CAP Connection or any Service (“Third Party Providers”), and User shall have no proprietary right or interest in NYSE CAP or any of the Services.

3. Compliance with Law

User shall comply with all applicable laws and regulations, including applicable SEC and NYSE rules and regulations, relating to the NYSE CAP Connection, or use of any Services. User shall not (a) alter, decompile, or disassemble any code underlying NYSE CAP Connection or any Services, or (b) attempt to circumvent any security protections for NYSE CAP Connection or any Services, or (c) interfere with or disrupt NYSE CAP Connection, and Services or any servers or networks connected to the Services, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which any NYSE CAP Connection or any Service is obtained. User shall take all reasonable precautions to safeguard the confidentiality of any such password encryption key or other security methodology.

4. NYSE CAP Specifications

This paragraph does not apply to Users connected to CAP indirectly (e.g., through a service bureau). User has read and understands (i) the NYSE Common Access Point Member Firm interface Specification (ii) the NYSE Common Access Point Member Firm Security Interface Specification and (iii) the Customer Guide to NYSE Common Access Point currently in effect (collectively, the “Specifications”). User agrees to comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Paragraph 6 below, as they may be amended from time to time, and any other specifications related to NYSE CAP that may be issued in the future, applicable to User, NYSE CAP Connection, and the Services utilized by User.

5. Suspension of CAP Connection or Services

Unless otherwise agreed in writing by NYSE and User, NYSE may, without incurring any liability to User, suspend the CAP Connection and any or all Services at any time, without notice and without cause.

6. Amendment

NYSE may amend this Agreement and the Specifications from time to time upon giving notice of the terms of any such amendment to User by any reasonable means, including, but not limited to, by publication on NYSE’s website located at https://www.nyse.com/connectivity/specs . With regard to any amendment effected by such publication, NYSE will use reasonable efforts to advise User of the publication of such amendment by sending an email to the email address of User’s Contact Person set forth on the signature page of this Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Specifications, NYSE CAP Connection or any one or more of the Services; such additional terms may include the imposition of fees or charges to connect to NYSE CAP. User’s use of NYSE CAP or any Service after receipt of notice of amendment of this Agreement or of the Specifications constitutes acceptance of that amendment. User may amend User’s information appearing on the signature page of this Agreement by emailing notice of such change to Client Relationship Services at crs@nyse.com. If User changes its name a new CAP Agreement shall be required. If the Member Organization for a Service Bureau becomes invalid, a new CAP Agreement shall be required. If the User has multiple Member Organizations, or adds additional clients, a new CAP Agreement shall be required. CAP Agreements must be current as determined in NYSE’s sole discretion. CAP Agreements that are not current are subject to termination by NYSE.

7. Disclaimer

NYSE CAP and the Services are provided to User on an "as is" basis. NYSE, NYSE Technology, the Third Party Providers and their respective affiliates, officers, directors, employees, agents and licensors are herein referred to as the "Disseminating Parties." With respect to NYSE CAP Connection, the Services and the contents thereof, the Disseminating Parties do not make any representations and, to the fullest extent permitted by applicable law, hereby disclaim all express, implied and statutory warranties of any kind to User or any third party. This disclaimer includes, but is not limited to, representations and warranties regarding accuracy, timeliness, completeness, sequencing, currentness, noninfringement, merchantability, or fitness for any particular purpose, and any representations or warranties arising from usage or custom of trade or by operation of law. The Disseminating Parties assume no responsibility for the consequences of any errors or omissions, delays, inaccuracies, system failures or any other failures or shortcomings in connection with the User's receipt and use of NYSE CAP or any of the Services, and do not guarantee the timeliness, sequence, accuracy or completeness of any information or data provided as part of NYSE CAP or any of the Services.

8. Limitation of Liability

To the extent permitted by applicable law, in no event shall the Disseminating Parties be liable to User or anyone else for:

a) any type of damages (such as, but not limited to, direct, consequential, special, incidental, punitive or indirect damages), even if advised of the possibility of such damages,

b) any other loss or injury, or

c) any telecommunications charges or other costs,

incurred by User in accessing or using NYSE CAP or any of the Services.

9. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, USA, as they apply to Agreements made and performed solely therein. Disputes arising hereunder shall be subject to the exclusive jurisdiction of the Federal Courts of the united States of America and/or the State Courts of New York sitting in the City of New York, New York, USA. If a court finds any term or provision of this Agreement to be invalid or unenforceable, such term or provision shall be ineffective only to the extent of such finding and such court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Agreement in any other jurisdiction.

10. Term and Termination

The term of this Agreement shall commence upon valid execution hereof by the User and delivery to and acceptance by NYSE, and shall continue in effect until terminated. This Agreement and the Services may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion. Upon such termination, NYSE shall terminate the NYSE CAP Connection. The foregoing notwithstanding, the provisions of Paragraphs 2, 3, 4, 7, 8, 9, 10, 11, 12 and 13 shall survive any expiration or termination of this Agreement.

11. Assignment

User may not assign or delegate any of its rights or obligations arising hereunder, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Paragraph 11 shall be null and void.

12. Redistribution and Confidentiality

User, including any service bureau or public extranet, may not redistribute the NYSE CAP Connection or any Services, and may not disclose the content of any Service or any Specification, unless otherwise permitted pursuant to a separate written Agreement with NYSE or pursuant to a published policy of NYSE or as otherwise permitted by law. The foregoing shall not be construed to restrict the distribution or disclosure of any proprietary information of User solely because such information may have been transmitted via a NYSE CAP Connection.

13. Benefit of Agreement

The provisions of this Agreement are for the benefit of NYSE, NYSE Technology and the Third Party Providers. Each of NYSE, NYSE Technology and the Third Party Providers shall have the right to assert and enforce the provisions of this Agreement directly against the User.

14. External Access Network

User acknowledges and agrees that if, and to the extent, it receives any Services via the NYSE External Access Network ("NYSE EAN"), (i) any reference herein to NYSE CAP shall apply with equal force and effect to the NYSE EAN, (ii) any reference herein to a NYSE CAP Connection shall apply with equal force and effect to any NYSE EAN connection, and (iii) the provisions of this Agreement (other than references to any Specifications applicable only to CAP) apply to the receipt of Services via NYSE EAN to the same extent as to receipt of Services via NYSE CAP.

NYSE Bonds Trading License Application (“BTL”)

Please Type or Print Clearly

Organization and Contact Information:	
Name of Member Organization:	
Web CRD Number:	
Primary Contact:	
Contact Name	
Email Address	
Telephone / Fax Number	
Billing Contact:	
Contact Name	
Mailing Address	
City, State Province, Postal Code	
Telephone / Fax Number	
Email Address	

The cost of a NYSE Bonds Trading License is $1,000 per year.

The undersigned Member Organization understands and agrees that:

1. In the event this application is accepted, the undersigned will make timely payment of all amounts due in connection with the acquisition and holding of a BTL as prescribed in NYSE Rule 87.
2. The Rules of New York Stock Exchange LLC (NYSE) may be reviewed at *www.nyse.com*. As holder of a BTL, the undersigned agrees to comply with such rules as they are in effect from time to time, and without limiting the foregoing, that it will be subject to the jurisdiction of NYSE.

Signature of Authorized Representative: ______________________

Print Name: ______________________

Title: ______________________

Date: ______________________

.

Please send a completed version of this application to crs@nyse.com

Application to Aggregate Billing of Affiliated Member Firms

NYSE, NYSE American, NYSE Arca, NYSE National, and NYSE Chicago (together "NYSE Exchanges" or separately the "Exchange") Aggregate Billing

In accordance with the applicable Exchange's fee schedule a member organization/member firm may request aggregation of its eligible activity with its affiliates for charges assessed or credits provided. Such request shall include certification of the affiliate status of entities whose activity the member organization/member firm is seeking to aggregate.

General Information

Firm Name of Primary Applicant: ______________________________

Business Address: ______________________________

City: ____________ State: ________ Zip: ________

Business Phone: ____________ CRD #: ____________

Please check the applicable market(s) for this request:

☐ **NYSE American** ☐ **NYSE Arca** ☐ **NYSE National**

☐ **NYSE** ☐ **NYSE Arca Options** ☐ **NYSE American Options**

☐ **NYSE Chicago**

Affiliated Members

Provide the following information: List of all affiliated member firms; associated CRD Numbers; and type of affiliation. Failure to provide complete information may result in rejection of this application.

Member Firms to be Affiliated with Primary Applicant	CRD #	Type of Affiliation (wholly owned subsidiary/parent/sister/etc…)

Authorization and Acceptance

The Applicant Firm, by its duly authorized officer identified below, hereby certifies that the entities listed in this application are affiliates within the meaning of the relevant Exchange's fee schedule. The Applicant Firm agrees to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Firm shall also provide immediate notice of any event that causes an entity listed herein to cease to be an affiliate of the Applicant Firm.

Signature of Authorized Officer: ______________________________

Name: ______________________________

Title: ______________________________

Phone: ______________________________

Email Address: ______________________________

Date: ______________________________

Completed application should be returned via email to crs@nyse.com.

NYSE Gateways Session Request Form

Non-Pillar Session Request Form
All firm connections are subject to and governed by applicable SEC rules and regulations, the rules of the Exchange, the NYSE Master User Agreement, the NYSE Service Bureau Connection Agreement, or other NYSE Agreement and the associated fees (https://www.nyse.com/markets/fees). Capitalized terms that are not defined in this Session Request Form have the meanings given them in the Master User Agreement. **For Test Session requests, please send competed session form to Technology Member Services at tms@nyse.com** **For Production session requests, completed session forms should be returned to Connectivity at connectivity@nyse.com** **For Pillar session requests, please use this form:** **https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Pillar_NGW_Session_Request_Form.pdf** **For questions regarding this form, please contact Connectivity at (212) 896-2830, Option 2.**

Requestor Contact Information (All fields are required)	
Company Name:	
CRD #:	
First/Last Name:	
Email Address:	
Phone:	

Session Detail (Please select only one option from the drop down lists below and specify number of Sessions)			
Environment:	Choose Environment		
Request Type:	Choose Request Type		
Market:	Choose Market		
Session Type:	Choose Session Type	# of Sessions:	
Protocol:	Choose Protocol		
SenderCompIDs (Type in all IDs in provided space If cloning, modifying or removing)			
TPID or Master Firm/Mnemonic (If adding new session)			
BOLD Default Value (American Options Only)	Choose BOLD Default Value		

Drop Copy Settings *(Required)* - *Leave blank if protocol is order entry.* - *Check only the settings that are changing if this is a modification.*	
Drop Copy Request Type (Choose One):	Choose Drop Copy Request Type
Drop Copy SenderCompIDs (If modifying or removing.):	
Drop Copy Type (Choose One):	Choose Drop Copy Type
Filter By (Choose One):	Choose Drop Copy Filter
Based on the above selection, list all items to filter for below. *(e.g. – If you selected "Mnemonics", list the Mnemonics that should be reported. If you selected "SenderCompID", list the sessions you wish to drop to the drop copy session)*	
Message Preference:	Choose Message Preference

Source IP Permission and Peering Information *(Required)*		
Network Provider	**Please list all Source IP Address Ranges you will use to connect to gateways** ***Format:*** ***xxx.xxx.xxx.xxx /XX***	**Please list the Peering IPs for the *IP ranges listed to the left*** ***Format:*** ***xxx.xxx.xxx.xxx***
Choose Network Provider		
Choose Network Provider		
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Approver Information (All fields are required)	
Company Name:	
CRD #:	
First/Last Name:	
Title:	
Email Address:	
Phone:	
Date:	
By (Signature):	

Session Request Form Pillar

Native Gateway

Session Request Form -- Pillar Native Gateway
For questions regarding this form, please contact Connectivity at connectivity@nyse.com or (212)896-2830 option 2,1.

Contact Information	
Company Name:	
First/Last Name:	
Email Address:	
Phone:	

Session Detail (Please select only one option from the drop down lists below and specify number of Sessions)			
Request Type:	Choose Request Type		
Market:	Choose Market		
Session Type:	Choose Session Type	# of Sessions:	
Protocol:	Choose Protocol		
SenderCompIDs (Type in all if modifying or removing.):			

Order Entry Settings *(Required)*	
- *Leave blank and proceed to the next page if protocol is drop copy.* - *Below default settings will apply if properties selection left unchanged.*	
MPID(s):	
Cancel on Disconnect:	None
Priority Update Ack Subscription:	Do Not Subscribe
Default Self-Trade Prevention:	None
Symbol Eligibility:	All Symbols
Max Order Qty (Exchange max applied, if blank.):	

Drop Copy Settings *(Required)*		
- *Leave blank if protocol is order entry.* - *Check only the settings that are changing if this is a modification.*		
Request Type:	Choose Request Type	
Protocol:	Choose Protocol	# of Drop Copy Sessions
Message Preference:	Choose Message Preference	
Drop Copy Filter:	Choose Drop Copy Filter	
Based on the above selection, list all filter items: MPIDs or SenderCompIDs to be added or removed		

Completed Session Request Forms should be returned via email to connectivity@nyse.com.

Source IP Permission and Peering Information *(Required)*		
Network Provider	**Please list all Source IP Address Ranges you will use to connect to Native Gateways** ***Format:*** ***xxx.xxx.xxx.xxx /24***	**Please list the Peering IPs for the *IP ranges listed to the left*** ***Format:*** ***xxx.xxx.xxx.xxx***
Choose Network Provider		
Choose Network Provider		
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Acknowledgment of Certification
Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Technology Member Services group: ☐

By (Signature) ____________________

Name: ____________________

Title: ____________________

Company Name: ____________________ CRD # __________

Phone: ____________________

Email Address: ____________________

Date: ____________________

Completed Session Request Forms should be returned via email to connectivity@nyse.com.

PILLAR Connectivity Questionnaire (CQ)

Instructions and Information

Permit Holders must complete and the Exchange must approve the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and any applicable user agreement.

1. Process for adding Connectivity:

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com. Please complete one CQ for each MPID.
- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.
- Step 3: API Technical Support completes any necessary session updates. If a new session is required, please also submit the Session Request Form available at **www.nyse.com/pillar**.
- Step 4: Permit Holder's new access to the Exchange is complete.
- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.

3. Permit Holder and Contact Information

Permit Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Details

MPID requesting access to: ☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE Equities ☐ NYSE Chicago ☐ NYSE American Options ☐ NYSE Arca Options	**MPID:**
Will this MPID be accessing the exchange via a direct session or through a NYSE Service Bureau*? ***Service Bureau must sign in Section 5**	☐ Direct (FIX) ☐ Direct (Binary) ☐ Service Bureau (SB Name: ________________________________)
Will this MPID be used by a customer or affiliate of the Permit Holder? **If Yes, please list the customer or affiliate name**:	☐ Yes ☐ No ____

By signing this Connectivity Questionnaire:

- **The Permit Holder represents that it has established reasonably designed regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.**
- **The Permit Holder confirms having established reasonably designed regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire**

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

PILLAR Connectivity Questionnaire (CQ)

5. Service Bureau Authorization

Permit Holder Firm Name:		MPID:	

The undersigned, as an approved NYSE Service Bureau, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Service Bureau Connection Agreement, or other applicable NYSE Agreement.

Service Bureau Company Name:	
Authorized Signature:	
Name and Title:	
Phone:	
E-Mail:	

Please return to Client Relationship Services via email at CRS@nyse.com.

Pillar
Service Bureau Connection Agreement

SERVICE BUREAU CONNECTION AGREEMENT

The undersigned ("User"), as a condition and in consideration of being permitted to connect to the Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with the NYSE Entity(ies) indicated below as set forth in this Service Bureau Connection Agreement ("Connection Agreement").

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

General Information

Name of Firm or Company ("User"): ______________________________
(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: ______________________________

Address: ______________________________

____

Contact Person: ______________________________

Title: ______________________________

Phone: ____________________ Fax: ____________________

Email: ______________________________

Web Address: ______________________________

User represents that it is

☐ a service bureau acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above. If User is responsible for more than one Subscriber, User must list all Subscribers in Exhibit A.

Authorization and Acceptance

Authorized Signature of User: ______________________________

Name: ______________________________

Title: ______________________________

Date: ____________________

Please return completed form to Client Relationship Services at crs@nyse.com

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca, Inc., a self-regulatory organization.

PILLAR SERVICE BUREAU CONNECTION AGREEMENT TERMS AND CONDITIONS

1. Connection
This Connection Agreement provides User only with a connection to Pillar ("Pillar Connection") and does not assure User or any end user receiving connectivity directly or through User ("End User") of the right to access the New York Stock Exchange, NYSE MKT, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, or NYSE Bonds marketplaces (each a "NYSE Market" and together "NYSE Markets") and User is responsible for making separate arrangements to access each NYSE Market. In NYSE's sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

2. Proprietary Rights
User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service ("Third Party Providers"), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

3. Compliance with Law
User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

4. Specifications and Testing
User has read and understands the specifications and policies located at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the "Specifications"). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time. User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

5. Suspension of Pillar Connection
NYSE may, without incurring any liability, suspend the User's or an End User's Pillar Connection at any time, without notice (unless the provision of advance notice is reasonably practicable) and without cause.

6. Amendment
NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on www.nyse.com (the "Website"). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User's Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User's use of the Pillar Connection after thirty (30) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required. If the Subscriber for a Service Bureau becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement or Exhibit A, as relevant, is required. If the User adds additional Subscribers, User must sign an updated Exhibit A. Connection Agreements must be current as determined in NYSE's sole discretion. Connection Agreements that are not current are subject to termination by NYSE.

7. Payment
User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com ("Fee Schedules"). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules. Payment is due within thirty (30) business days from the invoice date. Charges may be changed by NYSE effective at any time. User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor. User agrees to pay all third party charges, such as sales taxes, which are User's legal responsibility to pay.

8. Disclaimer

PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN "AS IS" BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE "DISSEMINATING PARTIES." WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER'S OR END USER'S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

9. Limitation of Liability

TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:

A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,
B) ANY OTHER LOSS OR INJURY, OR
C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

10. Governing Law

This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

11. Term and Termination

This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User's Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11. This Connection Agreement may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion; provided, however, that NYSE shall provide notice if reasonably practicable. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

12. Assignment and Entire Agreement

User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void. This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

13. Redistribution and Confidentiality

Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection. User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users' use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

PILLAR SERVICE BUREAU CONNECTION AGREEMENT TERMS AND CONDITIONS (CONTINUED)

14. Benefit of Agreement

The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

15. Notices

Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

16. Force Majeure

Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

17. Predispute Arbitration

A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES

B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED

E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY

F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

EXHIBIT A TO PILLAR SERVICE BUREAU CONNECTION AGREEMENT

Member Name(s):

____
User (Service Bureau)

______________________________ ______________________________
Authorized Signature of User Name

______________________________ ______________________________
Title Date

Please email completed Exhibit to crs@nyse.com.

NYSE Pillar - Trading Operations Desk
Authorized Traders

Please identify the personnel authorized to conduct business over the phone with the NYSE Trading Operations Desk for the below selected market(s).

☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE ☐ NYSE Chicago

General Information

Firm Name: ______________________

Business Address: ______________________

City: ______________ State: __________ Zip: __________

Business Phone: ______________ CRD #: ______________

Authorized Traders

Full Name: ______________________

Email Address: ______________________

Phone #: ______________

Full Name: ______________________

Email Address: ______________________

Phone #: ______________

Full Name: ______________________

Email Address: ______________________

Phone #: ______________

Full Name: ______________________

Email Address: ______________________

Phone #: ______________

Authorized Signatory

By (Signature) ______________________ Date: ______________

Print Name: ______________________

Title: ______________________

Phone: ______________________ Email: ______________

☐ Additional Authorized Traders are submitted in a separate document attached hereto

Please return via email to crs@nyse.com.

EQUITY CLEARING LETTER OF CONSENT

Letter of Consent – To be completed by Clearing Member (defined below) and Member (set forth below).

Please select below which market(s) this Equity Clearing Letter of Consent is to be used for:

☐ NYSE Arca Equities ☐ NYSE American Equities ☐ NYSE National ☐ NYSE ☐ NYSE Chicago

The above markets are referred to as an "Exchange" or the "Exchanges," as relevant.

The term "Member" refers to a member organization, Equity Trading Permit Holder, or Participant, as applicable, of one or more Exchanges and includes applicants to be a Member of one or more Exchanges.

The term "Clearing Member" refers to a Member of the same Exchange(s) where the Member effects transactions and that is a clearing agency that is a member of the National Securities Clearing Corporation ("NSCC").

The undersigned Clearing Member hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Member with the Clearing Member:

______________________________ ________________________
Member CRD#

This Letter of Consent shall be subject to the Rules of the relevant Exchange(s), as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

____
Clearing Member (Broker-Dealer Name)

____
Clearing Member (NSCC Clearing #)

____________________ Signature of Authorized Officer, Partner or Managing Member of Clearing Member	____________________ Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of Member
____________________ Print Name / Title	____________________ Print Name / Title
____________________ Date	____________________ Date

Please return this form via email to crs@nyse.com.

New York Stock Exchange LLC

Retail Member Organization - Broker-Dealer Customer Form

If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm is required to maintain a form with each customer firm. This Form has been created for your convenience as an alternative to creating your own. It should be kept for your files.

1. This form authorizes ____, the Retail Member Organization ("RMO"), to route Retail Orders and modifications to the NYSE on behalf of _____________________________________, (the "Customer"), which is a registered broker-dealer, pursuant to NYSE Rule 107C.

   By signing this form, Customer represents that it will only send orders to the RMO that are designated as Retail Orders and that the entry of such orders to the NYSE will be in compliance with the requirements of Rule 107C. A Retail Order is an agency order that originates from a natural person, provided that no change has been made to the terms of the order with respect to the side of market, and the order does not originate from a trading algorithm or any other computerized methodology. The term "natural persons" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a "natural person" can include orders on behalf of accounts that are held in a corporate legal form, such as an Individual Retirement Account, Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order is submitted by an individual.

2. Customer further represents that substantially all orders sent to an RMO as Retail Orders meet the definition of a Retail Order and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted.

NYSE Retail Member Organization	**Customer**
______________________________	______________________________
Signature	Signature
______________________________	______________________________
Print Contact Name	Print Contact Name
______________________________	______________________________
Title (must be officer)	Title (must be officer)
______________________________	______________________________
Name of Member Organization	Name of Member Organization
______________________________	______________________________
Web CRD#	Web CRD#

EXHIBIT H

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

June 2020

EXHIBIT H

The attached set of documents comprise the New York Stock Exchange LLC's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. This information is also publicly available on the Exchange's website at www.nyse.com:

1. NYSE Initial Listing Application
2. NYSE Domestic Initial Listing Agreement
3. NYSE Foreign Private Issuer Initial Listing Agreement
4. NYSE Depositary Initial Listing Agreement
5. NYSE Supplemental Listing Application
6. Fee Schedule: Section 902.00 of NYSE Listed Company Manual

☐ Draft
☐ Final

NEW YORK STOCK EXCHANGE
ORIGINAL LISTING APPLICATION
FOR EQUITY SECURITIES

Part I: Corporate Information

A. General Corporate Information

Complete Legal Corporate Name: ______________________________

Address of Principal Executive Offices: ______________________________

____

____

Company Telephone No.: ______________

Contact Name and Title: ______________________________

Contact Telephone No.: ______________ Contact Email: ______________

State and Country of Incorporation: ______________ Date of Incorporation: ______________

EDGAR CIK No.: ______________SEC '34 Act File No.: ______________

Foreign Private Issuer (yes/no): ______________ DRS Eligible (yes/no): ______________

Website address: ______________ SIC Code: ______________

CUSIP No. of Security(s) Being Listed:______________________________

Date of Fiscal Year End: ______________________________

B. Corporate Contacts

Please list the full name, full title (if different from that indicated), address (if different from principal address above), telephone number and email address of the following individual(s):

____

Chief Executive Officer

Chief Financial Officer

Corporate Secretary

General Counsel

Investor Relations Officer

Other Designated Contact

Part II: Security Information

A. Security(s) which the Applicant Issuer is applying to list (including par/stated value, warrant expiration date, maturity date, etc.):

Security Class/Type	Issue Description (incl. par value)	Shares Outstanding or Offered	Total Shares Unissued, but Reserved for issuance*

*As of ___________ (date), the following number of shares are unissued, but have been authorized for issuance by the Applicant Issuer's governing body for the purposes noted:

Date Authorized	Purpose of Shares to be Issued	Number of Shares Authorized

* Please note that NYSE's rules require that, at such date in the future that any currently unissued but authorized securities are issued, the Applicant Issuer must file a supplemental listing application to list such securities on the applicable exchange.

Record date of the most recent dividend paid with respect to the shares:

____

Payment date of the most recent dividend paid with respect to the shares:

____

Amount per share of the most recent dividend paid with respect to the shares:

____

Are there any declared but unpaid dividends with respect to the shares:

____

What is the record date for any such unpaid dividend:

____

What is the payment date of any such unpaid dividend:

____

What is the amount per share of any such unpaid dividend:

____

Provide a description of any outstanding rights to subscribe to securities:

____

If a record date is to be set in the near future for any purpose, please provide the anticipated date of the record date and the reason the record date is being established.

____

B. Transfer Agent/Registrar:

Name: ____

Address: ____

Phone No.: _________________ Facsimile No.: ___________________ Email: _______

C. If listing American Depositary Shares, please provide the following information with respect to the Depositary Bank:

Name: ____

Address: ______________________________

Phone No.: ______________ Email: ______________

D. Outside Counsel Contact with Respect to Listing Application, if any:

Name of Contact Person: ______________________________

Firm Name: ______________________________

Address: ______________________________

Phone No.: ______________ Email: ______________

E. Security Preferences

If the Applicant Issuer has any existing class of common stock or equity security entitling the holder(s) to differential voting rights, dividend payments, or other preferences, please provide a complete description of such preference(s):

____

____

____

____

Part III: Type of Listing

A. Listing in Connection with an Issuance of Securities

Please indicate the type of transaction:

☐ Initial Public Offering ☐ Merger ☐ Spin-off

☐ Follow On Offering ☐ Reorganization ☐ Exchange Offer ☐ Conversion ☐ Other (please specify): ______________

If spin-off, please provide name of parent entity: ______________________________

Will the security(s) to be listed trade on a "when issued" basis? Yes ☐ No ☐

Expected closing date of the transaction: ______________________________

Expected listing date: ______________________________

Investment Banker/Financial Advisor Contact(s), if any

Name of Contact Person: ______________________________

Firm Name: ______________________________

Address: ____

Phone No.: _______________Email: ___________________________________

B. Listing in Connection with a Transfer or Quotation

Name of current trading market, if any: _______________________________________

Current ticker symbol, if any: ____

Part IV: Additional Information

A. Exchange Requirements for Listing Consideration

To be considered for listing, the Applicant Issuer must meet the Exchange's minimum listing requirements. The Exchange has broad discretion regarding the listing of any security. Thus, the Exchange may deny listing or apply additional or more stringent criteria based on any event, condition, or circumstance that makes the listing of an Applicant Issuer's security inadvisable or unwarranted in the opinion of the Exchange. Such determination can be made even if the Applicant Issuer meets the Exchange's listing standards. In connection with the review of any listing application, the Exchange reserves the right to request such additional public or non-public information or documentation as it may deem necessary and appropriate to make a determination regarding the listing eligibility of the Applicant Issuer's security, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other appropriate regulatory authority.

B. Regulatory Review

The Applicant Issuer must provide the Exchange with a letter signed by an executive officer of the company, certifying that, to the company's knowledge, no officer*, board member, or non-institutional shareholder with greater than 10% ownership of the company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) during the past ten years. To the extent that an officer, board member, or non-institutional shareholder with greater than 10% ownership of the company has been so convicted, provide a detailed description of all such matters. In addition to reviewing this letter, the Exchange will review background materials available to it regarding the aforementioned individuals as part of the eligibility review process.

*As such term is defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Part VI: Attestation

I, _________________________________, as____________________________________
Name of Authorized Executive Officer Title of Authorized Executive Officer

____, do hereby
Full Name of Company

attest that, at the time of the filing of this application, the Applicant Issuer is deemed to have read and understood the Exchange's listing and corporate governance rules and requirements and, if approved for listing, intends to comply with all applicable listing and corporate governance rules and requirements on an ongoing basis. Further, I certify that to the best of my knowledge and belief, the information contained within this application and any materials provided to the Exchange in support of this application are true and correct.

____
Signature of Authorized Executive Officer

____
Date

NEW YORK STOCK EXCHANGE
LISTING AGREEMENT FOR DOMESTIC COMPANY
EQUITY SECURITIES

The undersigned, being a duly authorized officer of:

____
Full Legal Corporate Name of the Applicant Issuer

does hereby certify that this agreement is made pursuant to a resolution(s) adopted by the Applicant Issuer's governing body to list on the New York Stock Exchange (the "Exchange"),

____
(Title of Security) (Par Value)

1. The Applicant Issuer certifies that it understands and agrees to comply with all current and future rules, listing standards, procedures and policies of the Exchange as they may be amended from time to time.

2. The Applicant Issuer agrees to promptly notify the Exchange in writing of any corporate action or other event which will cause the Applicant Issuer to cease to be in compliance with Exchange listing requirements.

3. The Applicant Issuer agrees to list on the Exchange all subsequent amounts of the security(s) to be listed which may be issued or authorized for issuance.

4. The Applicant Issuer agrees to furnish to the Exchange on demand such information concerning the Applicant Issuer as the Exchange may reasonably request.

5. For purposes of publicity related to the Applicant Issuer's listing on the Exchange, the Applicant Issuer authorizes the Exchange to use the Applicant Issuer's corporate logos, web site address, trade names, and trade/service marks in order to convey quotation information, transactional reporting information and any other information related to the Applicant Issuer's listing on the Exchange.

6. The Applicant Issuer indemnifies the Exchange and holds it harmless from any third party rights and/or claims arising out of the Exchange's or any affiliate's use of the Applicant Issuer's corporate logos, web site address, trade names, trade/service marks and/or the trading symbol used by the Applicant Issuer.

7. The Applicant Issuer will maintain a transfer agent and a registrar, as necessary, which satisfy the applicable requirements set forth in Section 601.00 of the Manual et seq.

8. The Applicant Issuer agrees to pay when due all fees associated with its listing of securities on the Exchange, in accordance with the Exchange's rules.

9. The Applicant Issuer agrees to file all required periodic financial reports with the SEC, including annual reports and, where applicable, quarterly or semi-annual reports, by the due dates established by the SEC.

10. The Applicant Issuer agrees to comply with all requirements under the federal securities laws and applicable SEC rules.

11. Nothing contained in or inferred from the listing agreement shall be construed as constituting the Applicant Issuer's contract for the continued listing of the Applicant Issuer's securities on the Exchange. The Applicant Issuer understands that the Exchange may, consistent with applicable laws and SEC rules, suspend its securities and commence delisting proceedings with or without prior notice to the Applicant Issuer, upon failure of the Applicant Issuer to comply with any one or more sections of the listing agreement, or when in its sole discretion, the Exchange shall determine that such suspension of dealings and delisting is in the public interest or otherwise warranted.

On this _______ day of _____________,

____
(Full Name of the Applicant Issuer)

attests that it is in full agreement with the terms and conditions contained herein,

By _______________________
Name:
Title:

NEW YORK STOCK EXCHANGE
LISTING AGREEMENT FOR FOREIGN PRIVATE ISSUER
EQUITY SECURITIES

The undersigned, being a duly authorized officer of:

____
Full Legal Corporate Name of the Applicant Issuer

does hereby certify that this agreement is made pursuant to a resolution(s) adopted by the Applicant Issuer's governing body to list on the New York Stock Exchange (the "Exchange"),

____
(Title of Security) (Par Value)

1. The Applicant Issuer certifies that it understands and agrees to comply with all current and future rules, listing standards, procedures and policies of the Exchange as they may be amended from time to time.

2. The Applicant Issuer agrees to promptly notify the Exchange in writing of any corporate action or other event which will cause the Applicant Issuer to cease to be in compliance with Exchange listing requirements.

3. The Applicant Issuer agrees to list on the Exchange all subsequent amounts of the security(s) to be listed which may be issued or authorized for issuance.

4. The Applicant Issuer agrees to furnish to the Exchange on demand such information concerning the Applicant Issuer as the Exchange may reasonably request.

5. For purposes of publicity related to the Applicant Issuer's listing on the Exchange, the Applicant Issuer authorizes the Exchange to use the Applicant Issuer's corporate logos, web site address, trade names, and trade/service marks in order to convey quotation information, transactional reporting information and any other information related to the Applicant Issuer's listing on the Exchange.

6. The Applicant Issuer indemnifies the Exchange and holds it harmless from any third party rights and/or claims arising out of the Exchange's or any affiliate's use of the Applicant Issuer's corporate logos, web site address, trade names, trade/service marks and/or the trading symbol used by the Applicant Issuer.

7. The Applicant Issuer will maintain a transfer agent and a registrar, as necessary, which satisfy the applicable requirements set forth in Section 601.00 of the Manual et seq.

8. The Applicant Issuer agrees to pay when due all fees associated with its listing of securities on the Exchange, in accordance with the Exchange's rules.

9. The Applicant Issuer agrees to file all required periodic financial reports with the SEC, including annual reports and, where applicable, quarterly or semi-annual reports, by the due dates established by the SEC.

10. The Applicant Issuer agrees to comply with all requirements under the federal securities laws and applicable SEC rules.

11. The Applicant Issuer agrees to solicit proxies from U.S. holders for all meetings of stockholders.

12. Nothing contained in or inferred from the listing agreement shall be construed as constituting the Applicant Issuer's contract for the continued listing of the Applicant Issuer's securities on the Exchange. The Applicant Issuer understands that the Exchange may, consistent with applicable laws and SEC rules, suspend its securities and commence delisting proceedings with or without prior notice to the Applicant Issuer, upon failure of the Applicant Issuer to comply with any one or more sections of the listing agreement, or when in its sole discretion, the Exchange shall determine that such suspension of dealings and delisting is in the public interest or otherwise warranted.

13. If the Corporation is listing American Depositary Receipts, in the event that a successor Depositary or an additional Depositary is named, the Corporation agrees that it will not appoint any person as such successor Depositary or additional Depositary unless such person shall have entered into a listing agreement with the Exchange in a form substantially similar to the agreement relating to __________ between __________, and the Exchange.

On this _______ day of _____________,

____

(Full Name of the Applicant Issuer)

attests that it is in full agreement with the terms and conditions contained herein,

By ____________________
Name:
Title:

NEW YORK STOCK EXCHANGE
LISTING AGREEMENT FOR
DEPOSITARY OF A FOREIGN PRIVATE ISSUER

Nothing in the following Agreement shall be so construed as to require the Depositary to do any acts in contravention of law or in violation of any rule or regulation of any public authority exercising jurisdiction over the Depositary.

__________ (hereinafter called the "Depositary"), as Depositary under the Deposit Agreement, dated as of __________(hereinafter called the "Deposit Agreement"), with __________(hereinafter called the "Corporation"), so long as it shall be the Depositary thereunder and subject to the terms and conditions of said Deposit Agreement, in consideration of the acceptance by New York Stock Exchange LLC (hereinafter called the "Exchange"), of the Depositary as qualified Depositary, and on the basis that the Corporation will execute and deliver an Agreement to the Exchange agreeing to the listing of __________(as such term is defined in the Deposit Agreement), evidenced by __________hereby agrees with the Exchange as follows:

I

1. The Depositary will report to the Exchange, within ten days after the close of a fiscal quarter, in the event any previously issued __________ of the Corporation listed on the Exchange have been reacquired or disposed of, directly or indirectly, for the account of the Corporation during such fiscal quarter, such report showing separate totals for acquisitions and dispositions and the number of __________so held by the Corporation at the end of such quarter.

2. The Depositary will promptly notify the Exchange of any corporate action which will result in the cancellation, in whole or in part, of any of the __________ listed on the Exchange, and will notify the Exchange as soon as the Depositary has notice of any other action which will result in any such cancellation.

3. The Depositary will not make any change in the form or nature of any __________ listed on the Exchange, nor in the rights or privileges of the holders thereof, without having given twenty days' prior notice to the Exchange of the proposed change, and having made application for the listing of the __________ as changed if the Exchange shall so require.

4. The Depositary will make available to the Exchange, upon request, the names of member firms of the Exchange which are record holders of __________ of the Corporation listed on the Exchange if at any time the need for such __________for loaning purposes on the Exchange should develop, and in addition, if found necessary, will use its best efforts with any known large record holders to make reasonable amounts of such __________ available for such purposes in accordance with the rules of the Exchange.

II

1. The Depositary will maintain in accordance with the requirements of the Exchange:

a. An office or agency where

(1) All __________ of the Corporation listed on the Exchange shall be transferable.

(2) Checks for dividends and other payments with respect to __________listed on the Exchange may be presented for immediate payment.

(3) A __________ listed on the Exchange which is convertible into Common Stock will be accepted for conversion.

If the transfer books of the Depository for __________ of the Corporation listed on the Exchange should be closed permanently, the Depositary will continue to split up __________ for such __________into __________ of smaller denominations in the same name so long as such __________continue to be dealt in on the Exchange.

b. A registrar where __________ of the Corporation listed on the Exchange shall be registerable. Such registrar shall be a bank or trust company not acting as transfer agent for the __________

2. The Depositary will issue new __________ for __________ listed on the Exchange replacing lost ones forthwith upon notification of loss and receipt of proper indemnity.

____________________, as Depositary
By:
Date :

USE COMPANY LETTERHEAD

[Date]

New York Stock Exchange LLC **(1st 6 Digits Cusip No.)**
11 Wall Street, 22nd Floor
New York, New York 10005

Company: ____
Symbol: _______

Security: ____________________
No. Shares outstanding (as of date)**:** ____________________
No. Treasury Shares: ____________________
(FYI: Please indicate whether Treasury shares are included in Securities presently outstanding)

<u>Transaction:</u> **[Give brief description].**

Security: ____________________

Securities to be issued: ____________________
Securities to be reserved: ____________________

Shareholder approval required: ____________________
(if yes, date of approval)
Board approval date: ____________________

Supplemental Listing Applications are subject to a fee as outlined in Section 902 of the NYSE Listed Company Manual.

____
Signature of authorized Company official
(Include Name and Title if not included on Letterhead)

The New York Stock Exchange LLC hereby authorizes, upon official notice of issuance, the listing of the [insert aggregate # of shares] additional common stock.

____
Tanya Hoos, CPA
Director
Issuer Regulation

NYSE

902.01 Reserved

Amended: August 15, 2013 (NYSE-2013-33).

902.02 General Information on Fees

There are two types of fees applicable to listed issuers - Listing Fees and Annual Fees. As provided in Section 902.03, all issuers applying to list an equity security on the Exchange for the first time shall be subject to an Initial Application Fee. All fees are payable upon receipt of invoice. This chapter sets out fees by type of security, with different fees applicable to equity securities, closed-end funds, structured products (defined as securities listed under Sections 703.18, 703.19 and 703.21), short-term securities (defined as securities having a term of seven years or less), Investment Company Units listed under Section 703.16, streetTRACKS® Gold Shares as defined in Rule 1300, Currency Trust Shares as defined in Rule 1300A, Commodity Trust Shares as defined in Rule 1300B, and debt securities.

An issuer:

(i) listing within 36 months following emergence from bankruptcy and that has not had a security listed on a national securities exchange during such period;

(ii) relisting a class of stock that is registered under the Exchange Act that was delisted from a national securities exchange and only if such delisting was:

(a) within the previous 12 calendar months; and

(b) due to the issuer's failure to file a required periodic financial report with the Commission or other appropriate regulatory authority; or

(iii) transferring the listing of any class of equity securities, any structured product or any closed-end fund from any other national securities exchange

(iv) that is not itself listed on a national securities exchange immediately prior to its initial listing on the Exchange but is listing a class of equity securities upon closing of its acquisition of a special purpose acquisition company which had a class of equity securities listed on another national securities exchange prior to the closing of such acquisition

shall not be required to pay Listing Fees in connection with such listing, including, if applicable, the one-time special charge of $50,000 payable in connection with the listing of any new class of common shares. Except as set forth in Section 902.08 below, none of the Listing Fee waivers set forth in this Section 902.02 shall apply to the listing of any class of securities if the issuer's primary class of common stock remains listed on another national securities exchange.

Listing Fees

Listing Fees are billed for each security listed at the time an issuer first lists on the Exchange, each subsequent time a new class of security is listed, or at any subsequent time that additional shares of a listed security are issued. Listing Fees

are based on the number of shares issued and outstanding, (with the exception of Investment Company Units, streetTRACKS® Gold Shares, Currency Trust Shares, and Commodity Trust Shares), and are calculated separately for each class of security listed. Treasury stock, restricted stock and shares issued in conjunction with the exercise of an over-allotment option, if applicable, are included in the number of shares an issuer is billed for at the time the class of security is first listed.

Timing of Listing Fees for Subsequent Issuances

To the extent that an issuer submits a supplemental listing application for shares that are immediately issued, such as in connection with a merger or acquisition, stock split or stock dividend, Listing Fees for those shares are billed at the time the supplemental listing application is processed.

To the extent that an issuer submits a supplemental listing application for shares that are not issued at the time of listing, such as for an equity compensation plan or for convertible securities where the listed securities will be issued over time, only the applicable minimum supplemental listing application fee will be billed at the time the supplemental listing application is processed. Listing Fees will accrue on these securities as of the date of issuance and the accrued Listing Fees will be billed at the beginning of the following year along with the issuer's Annual Fees.

Calculating Listing Fees

Generally, when an issuer lists a new class of equity securities, a structured product or a short-term security, Listing Fees are calculated according to Listing Fee schedules that set a per share rate based on the number of shares issued and outstanding. When a closed-end fund, however, first lists on the Exchange, Listing Fees are not calculated at a per share rate but are, instead, based on a range of fixed Listing Fees set according to the total number of shares issued and outstanding at the time of listing.

For all listed securities, Listing Fees for subsequent listings of additional shares are calculated starting at the rate applicable to the number of shares already listed and outstanding (including treasury stock and restricted stock). Listing Fees for additional issuances are calculated according to the applicable Listing Fee schedule on a per share rate, subject to a minimum application fee.

U.S. Issuers

For all issuers other than those that meet the SEC's definition of foreign private issuer, Listing Fees are calculated for each separate class being listed based on the total number of shares issued and outstanding at the time of listing. In this chapter, such issuers are referred to as "U.S. issuers."

Foreign Private Issuers

For issuers that satisfy the SEC's definition of foreign private issuer, Listing Fees are calculated for each separate class being listed based on the number of shares issued and outstanding in the United States at the time of listing.

Annual Fees

Annual Fees are calculated for each class or series of security listed based on the number of shares issued and outstanding, including treasury stock and restricted stock. In its first year of listing, an issuer is billed at the time of listing for Annual Fees that are prorated from the listing date through the end of the year. For an issuer in its first year of listing whose Annual Fee prior to being prorated would exceed the Total Maximum Fee (as defined below), any prorated Annual Fee will be calculated as a percentage of the Total Maximum Fee.

At the beginning of each subsequent year, the Exchange will invoice issuers for Annual Fees applicable to that year. Issuers transferring the listing of their primary class of common shares from another national securities exchange are not required to pay Annual Fees with respect to that primary class of common shares or any other class of securities transferred in conjunction therewith for the remainder of the calendar year in which the transfer occurs. Similarly, any issuer

that is not listed on a national securities exchange immediately prior to its initial listing on the Exchange but is listing its primary class of common shares upon closing of its acquisition of a special purpose acquisition company listed on another national securities exchange is not required to pay Annual Fees with respect to that primary class of common shares or any other class of securities listed at the same time for the remainder of the calendar year in which such listing occurs.

Calculating Annual Fees

Annual Fees are calculated on a per share basis, (with the exception of Investment Company Units, streetTRACKS® Gold Shares, Currency Trust Shares, and Commodity Trust Shares), subject to a minimum fee. The Annual Fee is equal to the greater of the minimum fee and the fee calculated on a per share basis.

Business Development Companies

Effective January 1, 2019, for all purposes in this Chapter 9, business development companies listed under Section 102.04B are treated the same as domestic operating companies (including the fees applicable to domestic operating companies set forth in Section 902.03) and are not subject to the fees for closed-end funds set forth in Section 902.04.

U.S. Issuers

In order to calculate a U.S. issuer's Annual Fees for each class of security listed, the Exchange will include all issued and outstanding shares of that class as of December 31 of the previous year. The Exchange obtains information on the number of securities issued and outstanding from each issuer's transfer agent.

Foreign Private Issuers

In order to calculate a foreign private issuer's Annual Fees, the Exchange will calculate a four-quarter average of securities issued and outstanding in the United States during the preceding year. The quarterly average serves to recognize the

possibility of flow-back and flow-in of securities to and from the home country market and more reasonably reflect the number of securities in the United States over the course of the year. The Exchange obtains information on the number of securities issued and outstanding in the United States, including securities registered in the United States and securities held through any U.S. nominee, from each issuer's transfer agent and/or ADR depositary bank. In determining the number of securities issued and outstanding in the United States, the Exchange may also make use of information obtained from any U.S. or non-U.S. securities depository.

To the extent that an issuer that is being billed as a foreign private issuer has a change in status that requires the issuer to commence filing U.S. periodic and annual reports with the SEC during the course of a year, the Exchange will bill that issuer as a U.S. issuer at the beginning of the first calendar year following the issuer's change in status. An issuer that changes its status is not subject to new Listing Fees for worldwide securities already issued and outstanding.

Total Maximum Fee Payable in a Calendar Year

The total fees that may be billed to an issuer in a calendar year are capped at $500,000 (the "Total Maximum Fee"). The Total Maximum Fee for an Equity Investment Tracking Stock (as defined in Section 102.07 hereof) in a calendar year is capped at $200,000 so long as the Equity Investment Tracking Stock is the only class of common equity securities listed by the issuer on the Exchange. The fee cap includes most Listing Fees and Annual Fees, subject to any proration as described above under "Annual Fees". The fee cap, however, does not include the following fees:

• Listing Fees and Annual Fees for Investment Company Units, streetTRACKS® Gold Shares, Currency Trust Shares, and Commodity Trust Shares;

• Listing Fees and Annual Fees for closed-end funds;

• Listing Fees for structured products; and

• Annual Fees for structured products other than retail debt securities (except that, with effect from January 1, 2019, Annual Fees for all structured products will be included in the fee cap)..

The term "retail debt securities" refers to debt securities that are listed under the equity criteria set out in Section 703.19 and traded on the equity floor of the Exchange.

In the case of transactions involving listed issuers (such as the consolidation of two listed issuers into a new issuer, a merger between a listed issuer and an unlisted issuer where the unlisted issuer survives or a new issuer is formed, or a merger between two listed issuers where one listed issuer survives), all Listing Fees and Annual Fees paid by listed issuers party to the transaction in the year, and up to the date, that the transaction concludes will be counted towards calculating the Total Maximum Fee for the ultimate listed issuer in the year of the corporate transaction.

In the case where the ultimate listed issuer was previously unlisted, however, Listing Fees and Annual Fees paid by any listed issuer party to the transaction will only be calculated towards the Total Maximum Fee for the ultimate listed issuer if such issuer lists on the Exchange at the time the transaction concludes.

If a listed real estate investment trust (“REIT”) is structured as an umbrella partnership real estate investment trust (“UPREIT”)* and the operating partnership through which the REIT holds its assets is also listed on the Exchange, then the total Listing Fees and Annual Fees that may be billed to those two issuers on a combined basis in a calendar year will be capped at an aggregate of $500,000. In such cases, the bill will be divided between the two issuers so that the REIT will be billed an amount equal to the same percentage of the fee cap amount as the REIT’s ownership interest in the operating partnership represents of the total equity of the operating partnership.

* The terms “umbrella partnership real estate investment trust” and “UPREIT” are used herein as defined in the Exchange’s rule filing submitted in connection with the adoption of this provision (SR-NYSE-2012-43).

Total Maximum Fee Payable in a Calendar Year by an Issuer Listing Upon Emergence from Bankruptcy

If an issuer lists upon emergence from bankruptcy, its Annual Fees will be calculated quarterly for the fiscal quarter in which it lists and in each of the succeeding 12 full fiscal quarters, at a rate of one-fourth of the applicable Annual Fee rate. The total fees (including Listing Fees and Annual Fees) that may be billed to such an issuer during this period will be subject to a $25,000 cap in the fiscal quarter in which the issuer lists and in each of the succeeding 12 full fiscal quarters. This fee cap is subject to the same exclusions as apply in relation to the $500,000 per year fee cap described above under “Total Maximum Fee Payable in a Calendar Year.” If there are one or more fiscal quarters remaining in the year after the conclusion of the period described in this paragraph, the issuer will, on a prorated basis, be billed the regular Annual Fee subject to the $500,000 total fee cap for the remainder of that year.

Total Maximum Fee Payable in a Calendar Year by a Pre-Revenue Company

For purposes of this provision, a “Pre-Revenue Company” is a company whose initial listing date is on or after June 1, 2019, and which has not recorded revenue in excess of $5 million in either (i) the most recent completed fiscal year prior to listing or (ii) during the year of listing through the most recently completed fiscal quarter before the listing date. In determining whether a company qualifies as a Pre-Revenue Company, the Exchange excludes from its calculations any one-time non-recurring revenue items.

The Annual Fees of any company which qualifies as a Pre-Revenue Company at the time of listing will be calculated quarterly for the fiscal quarter in which it lists and in each of the succeeding 12 full fiscal quarters, at a rate of one-fourth of the applicable Annual Fee rate.

The total fees (including Listing Fees and Annual Fees, but excluding listing fees paid at the time of initial listing) that may be billed to such an issuer during this period will be subject to a $25,000 cap in the fiscal quarter in which the issuer lists and in each of the succeeding 12 full fiscal quarters. This fee cap is subject to the

same exclusions as apply in relation to the $500,000 per year fee cap described above under "Total Maximum Fee Payable in a Calendar Year." If there are one or more fiscal quarters remaining in the calendar year after the conclusion of the period described in this paragraph, the issuer will, on a prorated basis, be billed the regular Annual Fee subject to the $500,000 total fee cap for the remainder of that calendar year.

Investment Management Entity Group Fee Discount

For purposes of this Section 902.02, an Investment Management Entity is a listed company that manages private investment vehicles not registered under the Investment Company Act. An “Eligible Portfolio Company” of an Investment Management Entity is a company in which the Investment Management Entity has owned at least 20% of the common stock on a continuous basis since prior to that company’s initial listing.

The Exchange will apply a fee discount applicable only to an Investment Management Entity and its Eligible Portfolio Companies (the “Investment Management Entity Group Fee Discount”). The Investment Management Entity Group Fee Discount will be subject to a maximum aggregate discount of $500,000 in any given year (the “Maximum Discount”) distributed among the Investment Management Entity and each of its Eligible Portfolio Companies in proportion to their respective eligible fee obligations in such year. In addition to benefiting from the Investment Management Entity Group Fee Discount, the Investment Management Entity and each of the Eligible Portfolio Companies each continue to have its fees capped by the applicable company’s individual Total Maximum Fee of $500,000. The Investment Management Entity Group Fee Discount is as follows:

• a 30% discount on all eligible fees of an Investment Management Entity and each of its Eligible Portfolio Companies in any year in which the Investment Management Entity has two Eligible Portfolio Companies, subject to the Maximum Discount.

• a 50% discount on all eligible fees of an Investment Management Entity and each of its Eligible Portfolio Companies in any year in which the Investment Management Entity has three or more Eligible Portfolio Companies, subject to the Maximum Discount.

In order to qualify for the Investment Management Entity Group Fee Discount in any calendar year, an issuer must submit satisfactory proof to the Exchange no later than December 31 that it has met the ownership requirements specified above for the entire period between January 1 and September 30 of that year.

Effective January 1, 2019, the Investment Management Entity Group Fee Discount will (i) be limited to annual fees and (ii) will represent a 50% discount on all annual fees of an Investment Management Entity and each of its Eligible Portfolio Companies in any year in which the Investment Management Entity has one or more Eligible Portfolio Companies, subject to the Maximum Discount. For calendar 2019 and subsequent years, a company will be an Eligible Portfolio Company if it was listed on the Exchange as of the first trading day of such calendar year. In order to qualify for the Investment Management Entity Group Fee Discount in calendar 2019 or any subsequent year, an issuer must submit satisfactory proof to the Exchange no later than the first trading day of such calendar year that it meets the ownership requirements specified above.

In the event that a listed company qualifies as an Eligible Portfolio Company of two or more Investment Management Entities, for purposes of the Investment Management Entity Group Fee Discount, such company will be treated as an Eligible Portfolio Company only of the Investment Management Entity which has the largest equity interest in such Eligible Portfolio Company. If two or more of such Investment Management Entities own identical equity interests in such listed Company, such company will be treated as an Eligible Portfolio Company of each of such Investment Management Entities.

Refunds of Fees

Listing Fees, Annual Fees, and Initial Application Fees are non-refundable.

Cancellation, Retirement or Redemption of Securities

An issuer must promptly advise the Exchange of the cancellation, retirement or partial or full redemption of listed securities. The resulting decrease in the number of securities outstanding does not reduce the fees an issuer has already paid, but will impact future billings.

Reverse Stock Splits

Notwithstanding anything above with respect to the calculation of Annual Fees, in any calendar year in which a listed company consummates a reverse stock split, such company will be charged prorated Annual Fees for the period prior to such consummation based on the shares outstanding on December 31 of the immediately preceding year ("Original Shares Outstanding"). With respect to the remainder of that year, such company will be charged Annual Fees on a prorated basis based on the Original Shares Outstanding as adjusted by the reverse split ratio. The Exchange will make any appropriate adjustments to its billing procedures to implement this provision.

Amended: August 30, 2012 (NYSE-2012-43); September 25, 2012 (NYSE-2012-47); December 6, 2012 (NYSE-2012-68); April 25, 2014 (NYSE-2014-24); June 24, 2016 (NYSE-2016-22); December 16, 2016 (NYSE-2016-70); January 18, 2017 (NYSE-2017-02); October 30, 2017 (NYSE-2017-56); October 18, 2018 (NYSE-2018-50); November 13, 2018 (NYSE-2018-57); December 7, 2018 (NYSE-2018-61); December 12, 2018 (NYSE-2018-64); February 22, 2019 (NYSE-2019-04); May 16, 2019 (NYSE-2019-30); December 13, 2019 (NYSE-2019-63); April 13, 2020 (NYSE-2020-15); May 7, 2020 (NYSE-2020-42).

902.03 Fees for Listed Equity Securities

The fees set out in this section apply to listings of common and preferred equity securities by U.S. issuers and foreign private issuers. However, the fees in this section do not apply to listings of securities issued by closed-end funds (with the exception of business development companies listed under Section 102.04B, with effect from January 1, 2019), or to structured products, short-term securities,

Investment Company Units listed under Section 703.16, streetTRACKS® Gold Shares as defined in Rule 1300, Currency Trust Shares as defined in Rule 1300A, Commodity Trust Shares as defined in Rule 1300B, or debt securities. Fees applicable to such securities are described in Sections 902.04, 902.05, 902.06, 902.07, and 902.08, respectively.

Initial Application Fee

An issuer shall be required to pay an Initial Application Fee of $25,000 in connection with applying to list an equity security on the Exchange, except that an issuer:

(i) applying to list within 36 months following emergence from bankruptcy and that has not had a security listed on a national securities exchange during such period;

(ii) relisting a class of stock that is registered under the Exchange Act that was delisted from a national securities exchange and only if such delisting was:

(a) within the previous 12 calendar months; and

(b) due to the issuer's failure to file a required periodic financial report with the Commission or other appropriate regulatory authority; or

(iii) transferring the listing of any class of equity securities from any other national securities exchange

shall not be required to pay an Initial Application Fee in connection with the application for such listing. None of these Initial Application Fee waivers are applicable to the listing of any class of securities if the issuer's primary class of common stock remains listed on another national securities exchange.

An issuer that is required to pay the Initial Application Fee shall pay such fee prior to receipt of eligibility clearance to list an equity security on the Exchange pursuant to §702.02. Payment of the Initial Application Fee, when required, is a prior condition to eligibility clearance being granted to list an equity security on the Exchange. The Initial Application Fee, which is non refundable unless otherwise specified, shall be applied towards applicable Listing Fees.

If an issuer pays an Initial Application Fee in connection with the application to list an equity security but does not immediately list such security, the issuer shall not be required to pay a subsequent Initial Application Fee if it later lists such security so long as:

(i) the issuer has a registration statement regarding such security on file with the Commission;

(ii) if the issuer withdraws its registration statement, the issuer refiles a registration statement regarding such security within 12 months of the date of such withdrawal; or

(iii) if the issuer is an emerging growth company (as defined in Section 2(a)(19) of the Securities Act and Section 3(a)(80) of the Exchange Act) and/or a foreign private issuer (as defined in Rule 3b-4(c) under the Exchange Act) and has submitted a confidential, nonpublic draft registration statement (for purposes of this rule, a "Confidential Submission") to the Commission pursuant to Section 6(e) of the Securities Act or the foreign issuer nonpublic submission policy of the Commission's Division of Corporation Finance:

(a) the issuer has submitted to the Commission through the Commission's electronic submission system a Confidential Submission within the previous 120 days (for purposes of this rule, a "Current Confidential Submission") and the issuer provides evidence of such Current Confidential Submission to the Exchange; or

(b) if the Confidential Submission has ceased to be a Current Confidential Submission, then, within 12 months of the date such Confidential Submission ceased to be a Current Confidential Submission the issuer resubmits a Confidential Submission regarding such security and the issuer provides evidence of such Confidential Submission to the Exchange, or publicly files a registration statement regarding such security.

Listing Fees

Listing Fee Schedule

Listing Fees the first time an issuer lists a class of common shares are charged at a rate of $0.004 per share. The first time that an issuer lists a class of common shares, the issuer is also subject to a one-time special charge of $50,000, in addition to fees calculated according to the Listing Fee schedule. For examples of how Listing Fees are calculated, please see "Calculating Listing Fees" below.

Listing Fees for the following types of listings are also charged at a rate of $0.004 per share:

• At the time it first lists, an issuer lists one or more classes of preferred stock or warrants, whether or not common shares are also listed at that time;

• Once listed, an issuer lists a new class of preferred stock or warrants.

These types of listings are not subject to the special charge or to the minimum or maximum Listing Fees applicable to an initial listing of common shares.

Listing of Additional Shares Fee Schedule

Once listed, if an issuer lists additional shares of a class of previously listed securities, the following Listing Fees will apply:

Number of Securities Issued	**Fee Per Share**
Up to and including 75 million	$0.0048
Over 75 million up to and including 300 million	$0.00375
Over 300 million	$0.0019

When determining Listing Fees for the listing of additional shares of a class of previously listed securities, calculations are made at each level of the schedule up to and including the last level applicable to the number of shares being listed. The total Listing Fee equals the sum of the amounts calculated at each level of the schedule. In establishing at which tier of the Listing of Additional Shares Fee Schedule a company will pay fees with respect to additional shares of a previously listed class, the Exchange will include the shares with respect to which the company paid fees at the time of initial listing of that class in calculating the fees for additional shares.

The following is an example of how Listing Fees for the listing of additional shares are calculated under the schedule:

At the time Company A first lists its common stock on the Exchange, its initial listing application covers 30 million shares of its common stock. If Company A subsequently issues an additional 100 million shares, the Listing Fees will be calculated at the first level of the schedule for 45 million shares (representing the 75 million shares that are subject to the first level of the schedule minus the 30 million shares issued at the time of original listing of that class of common stock) and will pay fees at the second level of the schedule for 55 million shares (representing the remainder of the shares listed in the supplemental listing application). Therefore, in connection with the supplemental listing application, Company A must pay listing fees for the listing of additional shares of $422,250, consisting of (i) $216,000 (i.e., 45 million shares multiplied by $0.0048 per share) plus (ii) $206,250 (i.e., 55 million shares multiplied by $0.00375 per share).

Limitations on Listing Fees

Limitation on Listing Fees for Additional Class of Common Shares, including Tracking Stock. An issuer that applies to list an additional class of common shares at any time will be charged a fixed Listing Fee of $5,000 in lieu of the per share schedule. Such additional class of common shares includes, but is not limited to, a tracking stock.

Minimum and Maximum Listing Fees. The minimum and maximum Listing Fees applicable the first time an issuer lists a class of common shares are $150,000 and $295,000, respectively, which amounts include the special charge of $50,000. The Listing Fee applicable the first time an issuer lists an Equity Investment Tracking Stock (as defined in Section 102.07 hereof) that is the issuer's only class of common equity securities listed on the Exchange is a fixed amount of $100,000, which amount includes the special charge of $50,000.

If a listed real estate investment trust (“REIT”) is structured as an umbrella partnership real estate investment trust (“UPREIT”)* and the operating partnership through which the REIT holds its assets is also listed on the Exchange at the same time, then the minimum and maximum fees will be applied to those two issuers on a combined basis. In such cases, the bill will be divided between the two issuers so

that the REIT will be billed an amount equal to the same percentage of the minimum or maximum fee amount as the REIT's ownership interest in the operating partnership represents of the total equity of the operating partnership.

* The terms "umbrella partnership real estate investment trust" and "UPREIT" are used herein as defined in the Exchange's rule filing submitted in connection with the adoption of this provision (SR-NYSE-2012-43).

Minimum Listing Fees for Subsequent Listing of Additional Securities. The minimum application fee for a subsequent listing of additional securities is $10,000. When listing additional securities, an issuer is billed Listing Fees in an amount equal to the greater of the $10,000 minimum supplemental listing application fee and the fee calculated on a per share basis. This applies to the listing of additional shares of an already listed equity security or to the listing of an additional class of equity security (other than a new class of common shares).

Listing Fees for the Issuance of Securities Convertible into or Exchangeable or Exercisable for Additional Securities of a Listed Class. A $10,000 supplemental listing application fee will be billed only with respect to the first supplemental listing application solely in connection with the issuance of securities convertible into or exchangeable or exercisable for additional securities of a listed class that is submitted by a listed issuer in each calendar quarter. No additional fee will be billed for any subsequent supplemental listing application solely in connection with the issuance of securities convertible into or exchangeable or exercisable for additional securities of a listed class that is submitted during the rest of that calendar quarter.

Application Fee for Technical Original Listings and Reverse Stock Splits. The Exchange applies a $15,000 application fee for a Technical Original Listing (*see* Section 703.10) if the change in the company's status is technical in nature and the shareholders of the original company receive or retain a share-for-share interest in the new company without any change in their equity position or rights. For example, a change in a company's state of incorporation or a reincorporation or

formation of a holding company that replaces a listed company would be considered a Technical Original Listing. The $15,000 application fee also applies to a reverse stock split.

Fee for Certain Changes and for Poison Pills. A $10,000 fee will apply to applications for changes that involve modifications to Exchange records, for example, changes of name, par value, title of security or designation, and for applications relating to poison pills.

Maximum Listing Fee for Stock Splits and Stock Dividends. Listing fees on shares issued in conjunction with stock splits and stock dividends are capped at $150,000 per split or issuance.

Maximum Listing Fee for Issuance of Additional Shares of a Listed Class. Listing Fees on the issuance of additional shares of an already listed class of stock are capped at $500,000 per transaction, for example, in the case where shares are issued in conjunction with a merger or consolidation where a listed company survives, subsequent public offerings of a listed security and conversions of convertible securities into a listed security.

Discounts on Listing Fees. In the case of transactions such as a consolidation between two or more listed issuers that results in the formation of a new issuer (where at the conclusion of the transaction the new issuer immediately lists), or a merger or consolidation between a listed issuer and an unlisted issuer that results in the unlisted issuer surviving or the creation of a new issuer (where within 12 months from the conclusion of the transaction a previously unlisted issuer lists), Listing Fees for that newly listed issuer are calculated at a rate of 25% of total Listing Fees for each class of securities being listed (to the extent that total calculated listing fee for a class of common shares would be greater than $295,000, the calculation would be 25% of the $295,000 maximum for a new listing of common shares).

The special charge of $50,000 and the $150,000 minimum charge applicable when an issuer first lists a class of common shares do not apply to these types of transactions.

No discount will be applied where a listed issuer survives the merger or consolidation, or in the case of a backdoor listing. *See* Section 703.08(F) for a discussion of backdoor listings.

Listing Fees for Pre-emptive Rights. Pre-emptive rights representing equity securities are not subject to a separate Listing Fee. As of the date that pre-emptive rights are exercised, Listing Fees will accrue on the securities issued and the issuer will be billed for those Listing Fees at the beginning of the following year.

Calculating Listing Fees

Treasury stock, restricted stock and shares issued in conjunction with the exercise of an over-allotment option, if applicable, are included in the number of shares an issuer is billed for at the time a security is first listed.

The following are examples of how Listing Fees would be calculated in the case of an original listing and subsequent additional issuance of common shares for U.S. and foreign private issuers.

U.S. Issuer

Example A: A U.S. issuer listing 300,500,000 common shares in the context of an initial public offering would pay total Listing Fees of $295,000 as follows:

• The special one-time charge is $50,000.

• The Listing Fee for the 300,500,000 shares is calculated at the rate of $0.004 per share.

• Since Listing Fees on an original listing of the primary class of Common Shares are subject to a maximum fee of $295,000 and the calculated amount exceeds this maximum, the Listing Fee will be $295,000.

Example B: The same issuer subsequently applies to list an additional 100 million shares of common stock that are immediately issued. The issuer will pay total Listing Fees of $190,000 for the subsequent listing. Since the company has already paid Listing Fees on more than 300 million shares, the Listing Fee for the additional 100 million shares is calculated at the rate of $0.0019 per share.

Foreign Private Issuer

Example C: A foreign private issuer listing 125 million ADRs representing ordinary shares as part of a worldwide 500 million share offering, assuming that all 125 million ADRs are issued in the United States, will pay total Listing Fees of $295,000 as follows:

• The special one-time charge is $$50,000.

• The Listing Fee for the 125 million ADRs is calculated at the rate of $0.004 per ADR.

• Since Listing Fees on an original listing of the ADRs are subject to a maximum fee of $295,000 and the calculated amount exceeds this maximum, the Listing Fee will be $295,000.

Example D: The same issuer subsequently applies to list an additional 50 million ADRs that are immediately issued in the United States. The issuer will pay total Listing Fees of $187,500 for the subsequent listing. Since the company has already paid Listing Fees on 125 million ADRs, Listing Fees for the additional 50 million ADRs are calculated at the rate of $0.00375 per ADR.

The calculations set out in Examples C and D also apply to listings by foreign private issuers of ordinary shares, NY registered shares, and global shares.

Annual Fees

Annual Fee Schedule

The Annual Fee for each class of equity security listed is equal to the greater of the

minimum fee or the fee calculated on a per share basis:

Type of Security	Minimum Fee	Fee Per Share
Primary class of common shares (including Equity Investment Tracking Stock)	$68,000 ($71,000 as of January 1, 2020)	$0.0011 ($0.00113 as of January 1, 2020)
Each additional class of common shares (including tracking stock)	$20,000	$0.0011 ($0.00113 as of January 1, 2020)
Primary class of preferred stock (if no class of common shares is listed)	$68,000 ($71,000 as of January 1, 2020)	$0.0011 ($0.00113 as of January 1, 2020)
Each additional class of preferred stock (whether primary class is common or preferred stock)	$5,000	$0.0011 ($0.00113 as of January 1, 2020)
Each class of warrants	$5,000	$0.0011 ($0.00113 as of January 1, 2020)

To the extent that an issuer has more than one class of common shares listed, the class with the greatest number of shares outstanding will be deemed the primary class of common shares. The same analysis is applicable where an issuer has more than one class of preferred stock listed, but no class of common shares listed. Where an issuer lists a class of common shares, as well as a class of preferred stock, Annual Fees on the preferred stock will be billed at the rate applicable to an additional class of preferred stock.

In the case of transactions involving listed companies (such as a consolidation between two or more listed issuers that results in the formation of a new issuer, or a merger or consolidation between a listed issuer and an unlisted issuer that results in the unlisted issuer surviving or the creation of a new issuer), where at the conclusion of the transaction a previously unlisted issuer immediately lists, Annual Fees will not be charged to that new issuer for the year in which it lists to the extent that the transaction concludes after March 31. To the extent that the transaction concludes on or before March 31 in any calendar year, however, the newly listing issuer will be charged pro rata Annual Fees from the date of listing to the end of the year, subject to the Total Maximum Fee.

In addition, to the extent that a listed company is involved in a consolidation between two or more listed companies that results in the formation of a new issuer, or a merger or consolidation between a listed company and an unlisted issuer that results in the unlisted issuer surviving or the creation of a new issuer, or a merger between two listed issuers where one listed issuer survives, and the transaction concludes on or before March 31 in any calendar year, the non-surviving listed company(ies) will only be subject to pro rata Annual Fees for that year through the date of the conclusion of the transaction. To the extent that the transaction concludes after March 31, the non-surviving listed company(ies) will be subject to full Annual Fees for that year.

Amended: October 22, 2009 (NYSE-2009-83); August 30, 2012 (NYSE-2012-43); September 28, 2012 (NYSE-2012-51); December 6, 2012 (NYSE-2012-68); August 9, 2013 (NYSE-2013-57); September 8, 2014 (NYSE-2014-51); October 8, 2015 (NYSE 2015-44); June 24, 2016 (NYSE-2016-22); December 2, 2016 (NYSE-2016-69);

October 30, 2017 (NYSE-2017-56); March 22, 2018 (NYSE-2018-11); November 13, 2018 (NYSE-2018-57); December 12, 2018 (NYSE-2018-64); February 22, 2019 (NYSE-2019-04); December 13, 2019 (NYSE-2019-63).

902.04 Fees for Listing Securities of Closed-End Funds

The Listing Fees and Annual Fees set out in this section apply to equity securities of closed-end funds. With effect from January 1, 2019, closed-end funds listed as business development companies under Section 102.04B are subject to the fees set forth in Sections 902.02 and 902.03 for domestic operating companies and are not subject to the fees set forth in this Section 902.04.

This Listing Fee Schedule is applicable when a closed-end fund first lists a class of common stock, or first lists a class of preferred stock in a case where common stock is not already listed.

Number of Securities Issued	**Total Listing Fee**
Up to and including 10 million	$20,000
Over 10 million up to and including 20 million	$30,000
Over 20 million	$40,000

Listing Fee Schedule for Listing of Additional Securities

In the case of the following types of additional listings, Listing Fees are calculated on a per share basis for each class according to the Listing Fee schedule below:

• At the time it first lists, a closed-end fund lists one or more classes of preferred stock or warrants in addition to a primary class of common stock or preferred stock;

• Once listed, a closed-end fund lists additional shares of a class of previously listed securities; or

• Once listed, a closed-end fund lists a new class of preferred stock or warrants.

To the extent that an issuer lists more than one class of the same type of security, the class with the greatest number of shares issued will be deemed the primary class.

When determining Listing Fees, calculations are made at each level of the schedule up to the last level applicable to the number of securities being listed. The total Listing Fee equals the sum of the amounts calculated at each level of the schedule. For examples of how Listing Fees are calculated, please see "Calculating Listing Fees" below.

Number of Securities Issued	**Fee Per Share**
Up to and including 2 million	$0.01475
Over 2 million up to and including 4 million	$0.0074
Over 4 million up to and including 300 million	$0.0035
Over 300 million	$0.0019

Limitations on Listing Fees

Fund Family Discount. If two or more closed-end funds from the same fund family list at approximately the same time, the Exchange will cap the collective Listing Fee for those funds at $75,000. The Exchange will consider funds from the same fund family to be listing at approximately the same time if an issuer provides notice that suchs funds will be listed as part of the same transaction. A fund family consists of closed-end funds with a common investment adviser or investment advisers who are "affiliated persons" as defined in Section 2(a)(3) of the Investment Company Act of 1940, as amended.

Limitation on Listing Fees for Additional Class of Common Shares. A closed-end fund that applies to list a new class of common shares in addition to its primary class will be charged a fixed Listing Fee of $5,000 in lieu of the per share schedule.

Minimum Listing Fee for Subsequent Listing of Additional Securities. The minimum application fee for a subsequent listing of additional securities is $2,500. When listing additional securities, an issuer is billed Listing Fees in an amount equal to the greater of the $2,500 minimum supplemental listing application fee and the fee calculated on a per share basis. This applies to the listing of additional shares of an already listed equity security or to the listing of an additional class of equity security (other than a new class of common shares).

Fee for Certain Changes. A $2,500 fee will apply to applications for changes that involve modifications to Exchange records, for example, changes of name, par value, title of security or designation.

Application Fee for Technical Original Listings and Reverse Stock Splits. The Exchange applies a $15,000 application fee for a Technical Original Listing (see Section 703.10) if the change in the issuer's status is technical in nature and the shareholders of the original issuer receive or retain a share-for-share interest in the new issuer without any change in their equity position or rights. For example, a change in a closed-end fund's state of incorporation or a reincorporation or formation of a holding company that replaces a listed closed-end fund would be considered a Technical Original Listing. The $15,000 application fee also applies to a reverse stock split.

Maximum Listing Fee for Stock Splits and Stock Dividends. Listing fees on shares issued in conjunction with stock splits and stock dividends are capped at $150,000 per split or issuance.

Maximum Listing Fee for Issuance of Additional Shares of a Listed Class. Listing Fees on the issuance of additional shares of an already listed class of stock are capped at $50,000 per transaction, for example, in the case where shares are issued in conjunction with a merger or consolidation where a listed company survives, subsequent public offerings of a listed security and conversions of convertible securities into a listed security.

Discounts on Listing Fees. In the case of transactions such as a consolidation between two or more listed issuers that results in the formation of a new issuer, or a merger or consolidation between a listed issuer and an unlisted issuer that results in the unlisted issuer surviving or the creation of a new issuer, where at the conclusion of the transaction a previously unlisted issuer immediately lists, Listing Fees for that new issuer are calculated at a rate of 25% of total Listing Fees for each class of securities being listed (to the extent that total calculated listing fee for a class of common stock would be greater than $250,000, the calculation would be 25% of the $250,000 maximum for a new listing of common stock).

No discount will be applied where a listed issuer survives the merger or consolidation, or in the case of a backdoor listing. *See* Section 703.08(F) for a discussion of back door listings.

Listing Fees for Pre-emptive Rights. Preemptive rights representing equity securities are not subject to a separate Listing Fee. As of the date that preemptive rights are exercised, Listing Fees will accrue on the securities issued and the issuer will be billed for those Listing Fees at the beginning of the following year.

Calculating Listing Fees

Treasury stock, restricted stock and shares issued in conjunction with the exercise of an over-allotment option, if applicable, are included in the number of shares a closed-end fund is billed for at the time a security is first listed.

The following are examples of how Listing Fees would be calculated by a closed-end fund in the case of an original listing and a subsequent additional issuance of common stock:

Example A: A closed-end fund listing 50 million common shares in the context of an initial public offering or transfer from another market would pay total Listing Fees of $40,000.

Example B: The same closed-end fund subsequently applies to list an additional 5 million shares of common stock that are immediately issued. The closed-end fund will pay total Listing Fees of $17,500 for the subsequent listing. Since the closed-end fund already has 50 million shares outstanding, the Listing Fee for the additional 5 million shares is calculated at a rate of $0.0035 per share.

Annual Fees

Annual Fee Schedule for Primary Listed Security

The following Annual Fee Schedule is applicable to a closed-end fund's primary class of listed security (common stock, or preferred stock if no common stock is listed) and is equal to the greater of the minimum fee or the fee calculated on a per share basis:

Per Share Rate	$0.001025
Minimum Fee	$25,000

Additional Classes of Listed Equity Issues

The Annual Fee for equity issues other than the primary class of security listed is the greater of the minimum or the fee calculated on a per share basis:

Per Share Rate	$0.001025
Minimum Fee	$5,000

To the extent that a closed-end fund has more than one class of common shares listed, the class with the greatest number of shares outstanding will be deemed the primary class of common shares. The same analysis is applicable where a closed-end fund has more than one class of preferred stock listed, but no class of common shares listed. Where a closed-end fund lists a class of common shares, as well as a class of preferred stock, Annual Fees on the preferred stock will be billed at the rate applicable to an additional class of preferred stock.

Limitations on Annual Fees

Fund families that list between 3 and 14 closed-end funds will receive a 5% discount off the calculated Annual Fee for each fund listed, and those with 15 or more listed closed-end funds will receive a discount of 15%. Fund families that list between 3 and 14 closed-end funds will receive a 5% discount off the calculated Annual Fee for each fund listed, those with between 15 and 19 listed closed-end funds will receive a discount of 15%, and those with 20 or more listed closed-end funds will receive a discount of 50%. No fund family shall pay aggregate Annual Fees in excess of $1,000,000 in any given year.

In the case of transactions involving listed issuers (such as a consolidation between two or more listed issuers that results in the formation of a new issuer, or a merger or consolidation between a listed issuer and an unlisted issuer that results in the unlisted issuer surviving or the creation of a new issuer), where at the conclusion of the transaction a previously unlisted issuer immediately lists, Annual Fees will not be charged to that new issuer for the year in which it lists to the extent that the transaction concludes after March 31. To the extent that the transaction concludes on or before March 31 in any calendar year, however, the newly listing issuer will be charged pro rata Annual Fees from the date of listing to the end of the year.

In addition, to the extent that a listed issuer is involved in a consolidation between two or more listed issuers that results in the formation of a new issuer, or a merger or consolidation between a listed issuer and an unlisted issuer that results in the unlisted issuer surviving or the creation of a new issuer, or a merger between two listed issuers where one listed issuer survives, and the transaction concludes on or before March 31 in any calendar year, the non-surviving listed issuer(s) will only be subject to pro rata Annual Fees for that year through the date of the conclusion of the transaction. To the extent that the transaction concludes after March 31, the non-surviving listed issuer(s) will be subject to full Annual Fees for that year.

Amended: September 8, 2014 (NYSE-2014-51); October 8, 2015 (NYSE 2015-44); December 9, 2016 (NYSE-2016-80); October 30, 2017 (NYSE-2017-56); September 10, 2018 (NYSE-2018-41); December 12, 2018 (NYSE-2018-64).

902.05 Fees for Listing Structured Products

The Listing Fees and Annual Fees set out in this section apply to structured products listed under Section 703.18, the equity criteria set out in Section 703.19, and Section 703.21, and traded on the equity floor of the Exchange. The term "retail debt securities" refers to debt securities that are listed under the equity criteria set out in Section 703.19 and traded on the equity floor of the Exchange.

For fees applicable to structured products listed under the debt criteria set out in Section 703.19 and traded on NYSE Bonds, see Section 902.08. In addition, for fees applicable to structured products with a term of seven years or less, see Section 902.06.

Listing Fees

Listing Fee Schedule

The Listing Fee billed to an issuer when it lists securities is based on the number of shares issued at the time of listing. For an issuer of a structured product that lists a dollar amount of securities, an implied number of shares will be calculated by dividing the aggregate dollar amount of securities being listed by the denomination of such securities.

When determining Listing Fees, calculations are made at each level of the schedule up to and including the last level applicable to the number of shares being listed. The total Listing Fee equals the sum of the amounts calculated at each level of the schedule. For examples of how Listing Fees are calculated, please see "Calculating Listing Fees" below.

Number of Securities Issued	Fee Per Share
Up to and including 2 million	$0.01475
Over 2 million up to and including 4 million	$0.0074

Over 4 million up to and including 300 million	$0.0035
Over 300 million	$0.0019

These fees apply the first time an issuer lists a structured product, as well as to the subsequent listing of additional shares of listed structured products or the listing of a new class of structured product. The Exchange treats each series of structured product as a separate issue.

Limitations on Listing Fees

Maximum Initial Listing Fees. The maximum fee payable in any calendar year (including both Listing Fees and Annual Fees) for any individual issuance of securities listed under Section 902.05 is $500,000.

Maximum Listing Fees for Retail Debt Securities. The maximum amount of Listing Fees that will be billed to an issuer listing retail debt securities in a calendar year is $500,000.

Minimum Listing Fee for Subsequent Listing of Additional Securities. The minimum application fee for a subsequent listing of additional securities is $2,500. When listing additional securities, an issuer is billed Listing Fees in an amount equal to the greater of the $2,500 minimum supplemental listing application fee and the fee calculated on a per share basis. This applies to the listing of additional shares of an already listed security or to the listing of an additional class of security.

Fee for Certain Changes. A $2,500 fee will apply to applications for changes that involve modifications to Exchange records, for example, changes of name, par value, title of security or designation.

Calculating Listing Fees

Shares issued in conjunction with the exercise of an over-allotment option, if applicable, are included in the number of shares an issuer is billed for at the time a security is first listed.

The following are examples of how Listing Fees would be calculated in the case of an original listing and a subsequent additional issuance of a structured product, such as a trust preferred security:

Example A: An issuer of trust preferred securities listing 10 million shares in the context of an initial public offering or transferring such securities from another market would pay total Listing Fees of $65,300 as follows:

• The Listing Fee for the first 2 million shares is calculated at the rate of $0.01475 per share.

• The Listing Fee for the next 2 million shares is calculated at the rate of $0.0074 per share.

• The Listing Fee for the next 6 million shares is calculated at the rate of $0.0035 per share.

Example B: The same issuer subsequently applies to list an additional 5 million shares of the same structured product that are immediately issued. The issuer will pay total Listing Fees of $17,500 for the subsequent listing. Since the issuer has already paid Listing Fees on 10 million shares, the Listing Fee for the additional 5 million shares is calculated at the rate of $0.0035 per share.

Annual Fees

Annual Fee Schedule

Annual Fees are based on the total number of securities outstanding per listed issue. The Annual Fee is equal to the greater of the minimum fee or the fee calculated on a per share basis.

Per Share Rate	$0.00108 ($0.0011 as of January 1, 2019)
Minimum Fee	$25,000 ($35,000 as of January 1, 2019)

Limitation on Annual Fees on Repackaged Securities

Any issue of Repackaged Securities will be subject to the Annual Fee schedule in effect at the time of listing of such issue, regardless of any changes to the fee schedule made thereafter. For purposes of this section, Repackaged Securities are securities listed under Section 703.19, issued by a trust with a term of years, where the assets of the trust consist primarily of underlying fixed-income securities, and where the trust is funded (or a reserve is created) at issuance to cover the trust's principal obligations and associated expenses during the life of the Repackaged Securities.

Annual Fees for Retail Debt Securities

As set out in Section 902.02, the $500,000 Total Maximum Fee billable to an issuer in a calendar year includes all Annual Fees billed to an issuer for listed retail debt securities.

Amended: January 12, 2010 (NYSE-2009-117); September 8, 2014 (NYSE-2014-51); October 8, 2015 (NYSE 2015-44); December 2, 2016 (NYSE-2016-69); October 30, 2017 (NYSE-2017-56); November 13, 2018 (NYSE-2018-57).

902.06 Listing Fees for Short-Term Securities

The Listing Fees and Annual Fees in this section apply to “short-term” securities, or those securities having a term of seven years or less, such as, but not limited to, subscription receipts listed under Section 102.08, structured products listed under Section 703.18 (Contingent Value Rights), the equity criteria set out in Section 703.19 (Other Securities) and Section 703.21 (Equity-Linked Debt Securities), and traded on the equity floor of the Exchange. This Section 902.06 does not apply to short-term securities listed under Sections 703.15 (Foreign CurrencyWarrants and Index Warrants), 703.17 (Stock Index Warrants) or 703.22 (Equity Index-Linked Securities, Commodity-Linked Securities and Currency-Linked Securities).

Listing Fees

When determining Listing Fees, calculations are made at each level of the schedule up to and including the last level applicable to the number of shares being listed. The total Listing Fee equals the sum of the amounts calculated at each level of the schedule. For examples of how Listing Fees are calculated, please see "Calculating Listing Fees" below.

Number of Securities Issued	Fee Per Share
Up to and including 2 million	$0.007375
Over 2 million up to and including 4 million	$0.0037
Over 4 million up to and including 300 million	$0.00175
Over 300 million	$0.00095

These fees apply to the original listing of short-term securities, as well as to the subsequent listing of additional shares of listed short-term securities or the listing of a new class of short-term security. The Exchange treats each series of short-term security as a separate issue.

Limitations on Listing Fees

Minimum Listing Fee for Subsequent Listing of Additional Securities. The minimum application fee for a subsequent listing of additional securities is $2,500. When listing additional securities, an issuer is billed Listing Fees in an amount equal to the greater of the $2,500 minimum supplemental listing application fee and the fee calculated on a per share basis. This applies to the listing of additional shares of an already listed security or to the listing of an additional class of security.

Fee for Certain Changes. A $2,500 fee will apply to applications for changes that involve modifications to Exchange records, for example, changes of name, par value, title of security or designation.

Calculating Listing Fees

Shares issued in conjunction with the exercise of an over-allotment option, if applicable, are included in the number of shares an issuer is billed for at the time a security is first listed.

The following are examples of how Listing Fees would be calculated in the case of an original listing and a subsequent additional issuance of a short-term security, such as index warrants:

Example A: An issuer listing 10 million index warrants in the context of an initial public offering or transferring such securities from another market would pay total Listing Fees of $32,650 as follows:

• The Listing Fee for the first 2 million shares is calculated at the rate of $0.007375 per share.

• The Listing Fee for the next 2 million shares is calculated at the rate of $0.0037 per share.

• The Listing Fee for the next 6 million shares is calculated at the rate of $0.00175 per share

Example B: The same issuer subsequently applies to list an additional 5 million shares of the same security that are immediately issued. The issuer will pay total Listing Fees of $8,750 for the subsequent listing. Since the company has already paid Listing Fees on 10 million shares, the Listing Fee for the additional 5 million index warrants is calculated at the rate of $0.00175 per share.

Annual Fees

Annual Fees are based on the total number of securities outstanding per listed issue. The Annual Fee is equal to the greater of the minimum fee or the fee calculated on a per share basis.

Per Share Rate	$0.00108 ($0.0011 as of January 1, 2019)

Minimum Fee (Except Warrants to Purchase Equity Securities)	$25,000 ($35,000 as of January 1, 2019)
Minimum Fee – Warrants to Purchase Equity Securities	$5,000

Amended: September 8, 2014 (NYSE-2014-51); October 8, 2015 (NYSE 2015-44); December 2, 2016 (NYSE-2016-69); October 11, 2017 (NYSE-2017-31); October 30, 2017 (NYSE-2017-56); November 15, 2017 (NYSE-2017-58); November 13, 2018 (NYSE-2018-57).

902.07 Fees for Listing Investment Company Units, streetTracks ®Gold Shares, Currency Trust Shares and Commodity Trust Shares

The Listing Fees and Annual Fees set out in this section apply to Investment Company Units listed under Section 703.16, streetTRACKS® Gold Shares as defined in Rule 1300, Currency Trust Shares as defined in Rule 1300A and Commodity Trust Shares as defined in Exchange Rule 1300B.

Listing Fees

A flat Listing Fee of $5,000 will be applied at the time a series of Investment Company Units, streetTRACKS® Gold Shares or an issue of Currency Trust Shares or Commodity Trust Shares first lists on the Exchange.

Annual Fees

The following schedule sets forth the Annual Fee applicable to each series of Investment Company Units, each issue of Currency Trust Shares or Commodity Trust Shares listed on the Exchange, and to streetTRACKS® Gold Shares:

Number of Shares Outstanding (each issue)	Annual Fee
Less than 25 million	$2,000

25 million up to 50 million	$4,000
50 million up to 99,999,999	$8,000
100 million up to 249,999,999	$15,000
250 million up to 499,999,999	$20,000
500 million and over	$25,000

The Annual Fee is billed each calendar quarter and is apportioned based on the number of shares outstanding for an issue at the end of the preceding calendar quarter.

902.08 Listings Fees for Debt Securities and Listed Structured Products Traded on NYSE Bonds

All securities (including short-term securities) that list under the debt standard in Section 703.19 and trade on NYSE Bonds are subject to an initial listing fee of $25,000.

Initial listing fees for bonds and other fixed income debt securities that list on the Exchange pursuant to Section 102.03 or 103.05:

> Non-listed Debt ("Non-Listed Debt") of NYSE equity issuers and affiliated companies * NO FEE
>
> All Listed Debt (except listed debt of Exempt Issuers) - $25,000
>
> Domestic Listed Debt of issuers exempt from registration under Securities and Exchange Act of 1934 ("Exempt Issuers") NO FEE
>
> * The Exchange shall determine on a case-by-case basis whether a company is related to an issuer in a manner that qualifies the company as an "affiliated company."

The following applies to Non-NYSE equity companies:

(1) In the case of relisting a previously listed issue so as to change the obligor or guarantor, a fee of $2,500 shall apply.

(2) In the case of a shelf registration application, a fee of $1,400 shall apply, which shall be applied toward the total listing fee.

The annual listing fees payable by the issuers of structured products listed under Section 703.19 and traded on NYSE Bonds and all debt securities listed under Sections 102.03 and 103.05 (excluding Non-Listed Debt and debt of Exempt Issuers) (collectively "NYSE Bonds Securities") will be as follows:

> If the issuer has at least one and no more than five listed NYSE Bonds Securities: $25,000
>
> If the issuer has at least six and no more than 10 listed NYSE Bonds Securities: $50,000
>
> If the issuer has at least 11 and no more than 15 listed NYSE Bonds Securities: $75,000
>
> If the issuer has more than 15 listed NYSE Bonds Securities: $100,000

NYSE Bonds Securities whose listing is transferred from another national securities exchange or that list in conjunction with their voluntary delisting from a regulated foreign exchange are not subject to initial listing fees or any annual listing fee in the first partial year of listing.

Amended: April 14, 2011 (NYSE-2011-14); November 28, 2011 (NYSE-2011-59); September 8, 2014 (NYSE-2014-51); December 2, 2016 (NYSE-2016-69); October 30, 2017 (NYSE-2017-56); December 13, 2019 (NYSE-2019-63); March 5, 2020 (NYSE-2020-16).

902.09 Listing Fees for Foreign Currency Warrants and Currency Index Warrants, Stock Index Warrants and Equity Index-Linked Securities,Commodity-Linked Securities and Currency-Linked Securities Traded on the Equity Floor

The Listing Fees and Annual Fees in this section apply to securities listed under Section 703.15 (Foreign Currency Warrants and Currency Index Warrants), Section 703.17 (Stock Index Warrants) and Section 703.22 (Equity Index-Linked Securities, Commodity-Linked Securities and Currency-Linked Securities), and traded on the equity floor of the Exchange.

For fees applicable to structured products listed pursuant to Sections 703.18 (Contingent Value Rights) and 703.19 (Other Securities) and traded on the equity floor, see Section 902.05 and, for securities with a term of seven years or less, Section 902.06.

Listing Fees

These fees apply each time an issuer lists securities of a category that is subject to this Section 902.09, as well as to the subsequent listing of additional shares of the same class or the listing of a new class of such securities. The Exchange treats each series of such securities as a separate issue.

Shares Outstanding	Fee
Up to 1 million	$ 5,000
1+ to 2 million	10,000
2+ to 3 million	15,000
3+ to 4 million	20,000
4+ to 5 million	25,000
5+ to 6 million	30,000
6+ to 7 million	30,000

7+ to 8 million	30,000
8+ to 9 million	30,000
9+ to 10 million	32,500
10+ to 15 million	37,500
in excess of 15 million	45,000

Fees for Certain Changes

A $2,500 fee will apply to applications for changes that involve modifications to Exchange records, for example, changes of name, par value, title of security or designation.

Annual Fees

Annual Fees are based on the total number of securities outstanding per listed issue.

Shares Outstanding	Fee
Up to 6 million	$10,000
6+ to 7 million	12,000
7+ to 8 million	14,000
8+ to 9 million	16,000
9+ to 10 million	18,000
10+ to 15 million	20,000
15+ to 25 million	25,000
25+ to 50 million	42,000
in excess of 50 million	55,000

The Annual Fee will be billed in January for the forthcoming year.

None of the fees set forth in this Section 902.09 will be payable in the first year of listing in connection with the transfer to the NYSE for trading on NYSE Bonds of any security listed on NYSE Alternext US after the closing of the purchase of the American Stock Exchange LLC by NYSE Euronext (the "Merger"), provided such transfer occurs during the calendar year in which the Merger is consummated. The fee waiver in the preceding sentence will be of no further effect if the closing of the Merger does not take place by March 31, 2009.

902.10 Listing Fees for Equity-Linked Debt Securities and Equity Index-Linked Securities, Commodity-Linked Securities and Currency-Linked Securities Traded on NYSE Bonds

Securities traded on NYSE Bonds that are listed under Section 703.21 (Equity-Linked Debt Securities) and Section 703.22 (Equity Index-Linked Securities, Commodity-Linked Securities and Currency-Linked Securities) are subject to an initial listing fee of $5,000 and an annual listing fee of $5,000.

For fees applicable to securities listed under Section 703.21 (Equity-Linked Debt Securities) and Section 703.22 (Equity Index-Linked Securities, Commodity-Linked Securities and Currency-Linked Securities) and traded on the equity floor, see Section 902.05.

902.11 Listing Fees for Acquisition Companies

A flat Listing Fee of $85,000 will be applied at the time a company first lists pursuant to Section 102.06 (Minimum Numerical Standards - Acquisition Companies) as an Acquisition Company ("AC").

The common shares of Acquisition Companies are subject to the annual fees applicable to common shares set forth in Section 902.03 and the warrants issued by Acquisition Companies are subject to the annual fees for short-term warrants to purchase equity securities set forth in Section 902.06. Notwithstanding the foregoing, the annual fees payable by an Acquisition Company for both common shares and warrants are subject to an aggregate annual limit of $85,000.

Acquisition Companies are not subject to the Initial Application Fee set forth in Section 902.03.

An Acquisition Company which remains listed upon consummation of its Business Combination will not be subject to any fees in relation to the issuance of any additional shares in connection with the consummation of the Business Combination or the issuance of any additional shares in a transaction which is occurring at the same time as the Business Combination with a closing contractually contingent on the consummation of the Business Combination.

Amended: April 4, 2017 (NYSE-2017-14); April 17, 2017 (NYSE-2017-18); February 6, 2018 (NYSE-2018-06); April 16, 2018 (NYSE-2018-14).

902.03A Discount for REITs Sharing a Common External Manager

902.03ADiscount for REITs Sharing a Common External Manager
Real Estate Investment Trusts ("REITs") are subject to the fees applicable to listed equity securities as set forth in Section 902.03. However, if substantially all of the operations of each of a group of three or more listed Real Estate Investment Trusts ("REITs") are externally managed by the same entity or by entities under common control, each REIT in the group will receive a 30% discount on the applicable Annual Fees in relation to any year or portion of a year for which the common management relationship continues in existence.